      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                   FILED PURSUANT TO RULE 424(A)
                                                      REGISTRATION NO. 333-91427

                 SUBJECT TO COMPLETION. DATED JANUARY 10, 2000.

                                3,000,000 Shares

[LOGO]
                             TURNSTONE SYSTEMS, INC.

                                  Common Stock

                           -------------------------

     This is an initial public offering of shares of common stock of Turnstone Systems, Inc. All of the 3,000,000 shares of common stock are being sold by Turnstone Systems.

     Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. Application has been made for quotation of our common stock on the Nasdaq National Market under the symbol "TSTN".

     See "Risk Factors" beginning on page 4 to read about factors you should consider before buying shares of the common stock.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share    Total
                                                              ---------   --------
Initial public offering price...............................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Turnstone Systems.............  $           $

     To the extent the underwriters sell more than 3,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 450,000 shares from Turnstone Systems at the initial public offering price less the underwriting discount.

                           -------------------------

     The underwriters expect to deliver the shares in New York, New York on , 2000.

GOLDMAN, SACHS & CO.
                           DAIN RAUSCHER WESSELS
                                                   ROBERTSON STEPHENS
                           -------------------------

                    Prospectus dated                , 2000.

                               PROSPECTUS SUMMARY

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 4. Unless otherwise indicated, this prospectus assumes the exercise of a warrant to purchase 90,000 shares of our Series A Preferred Stock and that the underwriters do not exercise their option to purchase additional shares in this offering. In addition, unless otherwise indicated, this prospectus gives effect to the automatic conversion of our outstanding preferred stock into common stock upon the closing of the offering.

                            TURNSTONE SYSTEMS, INC.

     We are a leading provider of products that enable local exchange carriers to rapidly deploy and efficiently maintain digital subscriber line, or DSL, services. Our products enable the automation and remote control of installation, qualification and maintenance of copper telephone lines. The Copper CrossConnect CX100, our first product, enables local exchange carriers to rapidly and efficiently deploy high speed digital services on existing copper telephone lines. The CX100 is currently being installed in telephone company central offices by competitive local exchange carriers to speed their deployment of DSL services. A competitive local exchange carrier is a company that, following the Telecommunications Act of 1996, is authorized to compete in a local communications services market. We began shipping our CX100 in the first quarter of 1999, and currently the CX100 is our only volume product. We sell our CX100 through our direct sales force and through an original equipment manufacturer relationship with Lucent Technologies, who has chosen to sell the CX100 as a co-branded system. For the year ended December 31, 1999, we shipped over 2,500 CX100 systems and recognized $27.2 million in revenues, incurring a net loss of $183,000. Rhythms NetConnections accounted for 41% of our revenues for the year ended December 31, 1999, while Network Access Solutions accounted for 19% and Covad Communications accounted for 11%. Fifteen percent of our revenues were generated through our relationship with Lucent.

                                  OUR INDUSTRY

     We believe that Internet content and the number of users accessing the Internet will continue to grow rapidly. As more users access more content, the ability to connect to the Internet at high speeds is becoming increasingly important for users. DSL networks provide high-speed access services over existing telephone lines. These copper lines, commonly referred to as the local loop, were installed as part of analog telephone networks developed and deployed over the past 100 years to carry voice traffic, and frequently require qualification and preparation to support DSL deployment. To date, DSL deployment and maintenance have been difficult, expensive and labor intensive. Traditional deployment and maintenance procedures, often based on proprietary software and requiring on-site technicians using hand-held test equipment, are difficult and expensive to integrate with new DSL equipment and modern operational support systems. These traditional procedures limit the ability of telecommunications service providers to rapidly scale their networks and expand their subscriber base for high-speed digital services. We believe widespread deployment of competitive DSL services requires a shift from labor-intensive processes to new infrastructure equipment providing for the automation and remote management of line installation, qualification and maintenance.

                           OUR SOLUTION AND STRATEGY

     We believe that our CX100 and CrossWorks software represent the first commercially available solution specifically designed for the automation and remote control of installation, qualification and maintenance of copper telephone lines for DSL service. With our solution in place, local exchange carriers can rapidly and efficiently deploy DSL services.

     The benefits of our local loop management solution include:

     - RAPID AND EFFICIENT DSL DEPLOYMENT. Our CX100 enables carriers to remotely identify and qualify any line in their network, without the need for on-site labor.

     - IMPROVED NETWORK RELIABILITY. The CX100 improves network reliability and availability and allows service to be restored rapidly in the event of failure in DSL equipment, enabling local exchange carriers to offer guaranteed levels of service.

     - AUTOMATED OPERATIONS. Our CrossWorks software operates in conjunction with the CX100 to automate the collection, analysis and archiving of information regarding subscribers, line quality, test histories and other information.

     - COMPATIBLE WITH ALL SERVICES AND PLATFORMS. The CX100 is designed to be compatible with all types of services delivered on copper telephone lines and all types of DSL access multiplexers. A DSL access multiplexer is a network device that receives signals from multiple DSL connections and puts the signals on a larger, high-speed transmission line. A single CX100 may be deployed with multiple DSL access multiplexers from a variety of vendors, including Alcatel, Cisco, Copper Mountain, Lucent, Nokia and Paradyne.

     The following are key elements of our strategy:

     - increase our penetration of competitive local exchange carriers and penetrate new markets as they emerge;

     - enhance product offerings to provide better value to existing and new customers;

     - leverage relationships with original equipment manufacturers and complementary equipment vendors; and

     - outsource manufacturing of our products to lower manufacturing costs and enhance flexibility.

                             CORPORATE INFORMATION

     We were incorporated in Delaware in January 1998. Our principal executive offices are located at 274 Ferguson Drive, Mountain View, California 94043, and our telephone number is (650) 404-0200.

                                  THE OFFERING

Shares offered........................      3,000,000 shares

Shares to be outstanding after the
offering..............................      29,353,842 shares

Proposed Nasdaq National Market
symbol................................      "TSTN"

Use of proceeds.......................      For general corporate purposes,
                                            including working capital and
                                            capital expenditures and potential
                                            acquisitions of, or investments in,
                                            complementary businesses,
                                            technologies and products.

     The total number of shares outstanding after the offering is based on information as of December 31, 1999 and assumes the exercise for cash of a warrant to acquire 90,000 shares that would otherwise expire upon the closing of this offering. It excludes:

     - 3,339,212 shares of common stock issuable upon exercise of options outstanding under our 1998 stock plan at a weighted average exercise price of $2.65 per share;

     - 803,376 shares available for future issuance under our 1998 stock plan;

     - 5,000,000 shares available for future issuance under our 2000 stock plan;

     - 500,000 shares available for issuance under our 2000 employee stock purchase plan; and

     - 45,000 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $0.50 per share.

                         SUMMARY FINANCIAL INFORMATION
                                 (IN THOUSANDS)

                                                                PERIOD FROM
                                                              JANUARY 2, 1998
                                                              (INCEPTION) TO      YEAR ENDED
                                                               DECEMBER 31,      DECEMBER 31,
                                                                   1998              1999
                                                              ---------------    ------------
STATEMENT OF OPERATIONS DATA:
Net revenues................................................      $    --              27,196
Gross profit................................................           --              14,837
Operating income (loss).....................................       (4,941)                100
Net loss....................................................       (4,749)               (183)

     The balance sheet data displayed in the "Pro Forma As Adjusted" column below reflects:

     - the assumed exercise for cash of a warrant to purchase 90,000 shares of our Series A Preferred Stock;

     - the automatic conversion of our outstanding preferred stock into common stock upon the closing of the offering; and

     - our sale of shares of common stock offered by this prospectus at an assumed initial public offering price of $16.00 per share and the application of our net proceeds from the offering.

                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                                         PRO FORMA
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 8,063     $51,548
Working capital.............................................   10,969      54,454
Total assets................................................   19,257      62,742
Long-term obligations under capital leases, less current
  portion...................................................      260         260
Stockholders' equity........................................   11,891      55,376

                                  RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below before making an investment decision.

WE ONLY BEGAN SELLING OUR PRODUCTS IN THE FIRST QUARTER OF 1999. AS A RESULT, INVESTORS AND ANALYSTS MAY FIND IT DIFFICULT TO FORECAST OUR FUTURE REVENUE AND OPERATING RESULTS. THE PRICE OF OUR COMMON STOCK COULD FALL SUBSTANTIALLY IF OUR REVENUE OR OPERATING RESULTS ARE LESS THAN PROJECTED.

     If we do not achieve our expected revenue growth, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our common stock to decline substantially. Our operating history is limited, however, and it is difficult or impossible to accurately forecast our revenues. In addition, we have limited meaningful historical financial data upon which to base planned operating expenses. Specifically, we began operations in January 1998, introduced our Copper CrossConnect CX100 in October 1998 and only began shipping the CX100 in the first quarter of 1999. The revenue and income potential of our business is unproven, and you should not rely on our results for any historic period as an indication of our future performance.

WE HAVE LOST MONEY IN THE PAST AND MAY EXPERIENCE LOSSES IN THE FUTURE, WHICH COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

     We may not succeed in generating revenue growth consistent with our recent experience, and our revenues may not be sufficient to achieve profitability. If we incur losses, the market price of our common stock may decline substantially. We had an accumulated deficit of $4.9 million as of December 31, 1999. We lost $4.7 million in our first year of operations which ended December 31, 1998 and $183,000 in the year ended December 31, 1999. We only recently became profitable on a quarterly basis. We may not maintain or increase our profitability in the future. We expect to continue to incur significant product development, sales and marketing and administrative expenses. In particular, we anticipate that our expenses will increase substantially in the next 12 months as we:

     - increase our sales and marketing activities, particularly by expanding our direct sales force;

     - develop our technology, expand our existing product lines and add new features to penetrate new markets; and

     - develop additional infrastructure and hire additional management to keep pace with our growth.

     Our operating expenses are largely based on currently anticipated revenue trends, which may not be realized, and a high percentage of our expenses are and will continue to be fixed in the short term. We will need to generate significant revenues to maintain profitability.

IF THE MARKET FOR DSL SERVICES DOES NOT GROW AS WE ANTICIPATE, OUR REVENUE GROWTH WILL SLOW, OR OUR REVENUES COULD DECLINE.

     If DSL technology fails to gain widespread acceptance, our revenues and results of operations will be harmed. Our products are primarily used by local exchange carriers who offer DSL-based services. Our future success is substantially dependent upon whether DSL technology gains widespread market acceptance by local exchange carriers, of which there are a limited number, and by end users of their services. Local exchange carriers are continuously evaluating alternative high-speed data access technologies and may at any time adopt technologies other than DSL. Numerous other high-speed access technologies, including cable modems, wireless technology and satellite technologies compete with DSL-based services. These competing technologies may ultimately prove to be superior to DSL-based services and reduce or eliminate the demand for our products.

     To date, our customers have deployed DSL equipment, including our products, in substantially larger volumes than their current subscriber count. The inability of our current or future competitive local exchange carrier customers to acquire and retain subscribers as planned, or to respond to competition for their services or reduced demand for their services, could cause them to reduce or eliminate their DSL deployment plans. If our customers are forced to reduce or eliminate their DSL deployment plans, our sales to them will decline, and our business will be harmed.

THE CX100 IS CURRENTLY OUR ONLY VOLUME PRODUCT, AND IF IT FAILS TO GAIN MARKET ACCEPTANCE, OUR REVENUES WILL NOT INCREASE AND OUR OPERATING RESULTS WILL SUFFER.

     Our future growth and a significant portion of our future revenue depend on the success of our CX100, which is the only volume product that we currently offer. Accordingly, failure of the CX100 or future products to maintain and achieve meaningful levels of market acceptance and customer satisfaction would limit our sales and harm our results of operations. We only began shipping the CX100 in the first quarter of 1999, and the CX100 may not gain widespread market acceptance. Many potential customers who have evaluated the CX100 have not yet deployed the product in production network environments and may choose not to deploy our current product or any of our future products. Other potential customers may have already deployed another technology and may therefore be unwilling to deploy the CX100.

     Even when customers do purchase and deploy our product, due to the variety and complexity of environments in which the CX100 is installed, it may not operate as expected. Failure of the CX100 to operate as expected could delay or prevent its volume deployment, which could decrease our revenues and increase our expenses as we devote additional development resources to improving product performance. The success and deployment into our customers' networks of the CX100 will also depend on customer satisfaction with our products and numerous other factors, including:

     - the realization of operating cost efficiencies for our customers when CX100 products are deployed and our customers' ability to quantify these operational efficiencies;

     - our successful development of systems and software that address customer infrastructure requirements; and

     - our customers' successful integration of our CrossWorks software into their operational support systems.

WE DERIVE OUR REVENUES FROM A SMALL NUMBER OF CUSTOMERS, AND ANY DECREASE IN REVENUES FROM A MAJOR CUSTOMER COULD SERIOUSLY HARM OUR BUSINESS.

     We began recognizing revenues from the CX100 in the quarter ended March 31, 1999. Our revenues to date have been recognized from a small number of customers. Purchases by large customers and, therefore, our revenues, may vary significantly from quarter to quarter. The loss of any one of our major customers or a reduction or delay in purchases of our products from any one of these customers would cause our revenues to decline and could seriously harm our business. Revenues from significant customers as a percentage of our total revenues for the quarter and year-ended December 31, 1999 were as follows:

                                              QUARTER ENDED        YEAR ENDED
                                            DECEMBER 31, 1999   DECEMBER 31, 1999
                                            -----------------   -----------------
Rhythms NetConnections....................         26%                 41%
Network Access Solutions..................         14%                 19%
Covad Communications......................         23%                 11%
Lucent Technologies.......................         23%                 15%

     We expect that the majority of our revenues will continue to depend on sales of the CX100 to a small number of customers, specifically competitive local exchange carriers. To date, our customers have consisted principally of these carriers. A competitive local exchange carrier is a company that, following the Telecommunications Act of 1996, is authorized to compete in the local communications services market. In addition, a small number of customers may account for substantially all of our revenues in any particular quarter, and these customers may change from quarter to quarter. We have no long term contracts with any customers for the purchase of the CX100, and customers may reduce or discontinue purchases at any time. Customers may also delay or cancel purchase orders without penalty.

     There is a limited number of local exchange carriers that are potential customers, and this number may not increase in the future. Accordingly, our future revenues will depend significantly upon the timing and size of future purchase orders from our largest customers.

     In addition, because we are dependent on a limited number of customers, we expect to experience volatility relating to the budgeting cycles of our customers and the telecommunications industry in general. Adverse changes in our revenues or operating results as a result of these budgeting cycles or any other reduction in capital expenditures by our large customers could substantially reduce the trading price of our common stock.

     Our customers tend to be significantly larger than us and are able to exert a high degree of influence over us. They have sufficient bargaining power to demand low prices and other terms and conditions that may negatively affect our business and results of operations.

SUBSTANTIALLY ALL OF OUR REVENUES COME FROM NEW AND EMERGING COMPETITIVE LOCAL EXCHANGE CARRIERS, WHOSE INABILITY TO OBTAIN CAPITAL COULD CAUSE THEM TO REDUCE OR DISCONTINUE THE PURCHASE OF OUR PRODUCTS AT ANY TIME.

     Because our customer base consists principally of new and emerging businesses, we will not be able to increase our revenues if our customers' business models, which are largely unproven, are not successful or if the financial condition of our customers deteriorates. To date, our customers have consisted principally of competitive local exchange carriers. These carriers require substantial capital for the development, construction and expansion of their networks and the introduction of their services. Financing may not be available to emerging competitive local exchange carriers on favorable terms, if at all. A reduction in the financing available to our customers, or the inability of our customers to obtain financing, could impair our ability to make future sales as well as to collect for sales we have already made. In addition, we may choose to provide financing to our customers, which will subject us to additional financial risk and may reduce our profitability. The telecommunications service provider industry has recently experienced consolidation. The loss of a customer, through industry consolidation or otherwise, could reduce or eliminate our sales to that customer and cause our operating results to suffer.

THE LONG SALES CYCLE FOR THE CX100 MAY CAUSE OUR REVENUES AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

     Because the sales cycle for our CX100 is long, our revenues in a given quarter may not meet market expectations if we experience delays in customer orders. In addition, we may have incurred substantial sales and marketing expenses during that quarter, without offsetting revenues. As a result, delays resulting from our lengthy sales cycle could reduce our revenues and decrease our profits, or result in a loss. Specifically, our customers' network planning and purchase decisions normally involve a significant commitment of resources and a lengthy evaluation and product qualification process. The decision to purchase the CX100 is made as part of this network planning process, and our sales cycle can be as long as one year or more. Throughout the sales cycle, we often spend considerable time and resources educating and providing information to prospective customers regarding the use and benefits of the CX100. Even after making the decision to purchase the CX100, our customers may delay or cancel the deployment of the CX100. Timing of deployment is unpredictable, can vary widely and depends on a number of factors, many of which are beyond our control, including:

     - customers' current network deployment procedures;

     - customers' level of expertise;

     - status and performance of customers' other network equipment;

     - degree of software development and integration necessary for the customer to deploy the CX100; and

     - financial and administrative resources of the customer.

INTENSE COMPETITION IN OUR INDUSTRY COULD SUBSTANTIALLY IMPAIR OUR BUSINESS AND OUR OPERATING RESULTS.

     The market for telecommunications equipment is highly competitive. If we are unable to compete effectively, our revenues could decline, our expenses could increase, and our earnings could decrease or we could experience losses. A number of companies produce products that compete with ours, including Harris Corporation, Hekimian Laboratories, Hewlett-Packard Company, Lucent Technologies, Nortel Networks, Teradyne Corporation and Tollgrade Communications. Many of our current and potential competitors have significantly greater sales and marketing, technical, manufacturing, financial and other resources. In addition, a number of smaller companies are expected to produce products that compete with ours. Due to the rapidly evolving market in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter that market, thereby further intensifying competition.

     We also compete with DSL equipment providers, including Alcatel, Lucent, Nokia and Nortel, who have each announced plans to incorporate competitive features and functionality into their DSL access multiplexers. A DSL access multiplexer is a network device, usually located at a telephone company's central office, that receives signals from multiple DSL connections and puts the signal on a larger, high-speed transmission line. Lucent has announced plans to produce DSL access multiplexer products that will include some of the same features and functions as our CX100 product. If our current and potential customers choose to deploy DSL access multiplexers that include features and functions that are competitive with our products, or delay purchases of our products to evaluate these DSL access multiplexers, our business could be seriously harmed. To the extent we expand the capabilities of our products to incorporate functionality traditionally contained in other equipment, we may also face increased competition from other vendors.

WE EXPECT AVERAGE SELLING PRICES AND GROSS MARGINS OF OUR PRODUCTS TO DECREASE, WHICH COULD HARM OUR OPERATING RESULTS.

     The market for telecommunications equipment is characterized by declining prices due to increased competition, new products and increasing unit volumes. Due to competition and potential pricing pressures from large customers in the future, we expect that the average selling price and gross margins for our products will decline over time. If we fail to reduce our production costs, our gross margins will decline rapidly. We may not be successful in redesigning our products or achieving cost reductions in a timely manner, particularly as we introduce new products. In addition, redesign may not provide sufficient cost reductions to allow us to remain competitive.

IF WE FAIL TO ENHANCE EXISTING PRODUCTS OR DEVELOP AND SELL NEW PRODUCTS THAT MEET CUSTOMER REQUIREMENTS, OUR SALES WILL SUFFER.

     Our failure to develop products or offer services that satisfy customer requirements would reduce our sales and harm our operating results. Many of our current and potential customers may require product features that our CX100 product does not have. For instance, some of our potential customers, particularly incumbent local exchange carriers, require management and testing capabilities for traditional analog telephone services, and our products do not currently offer this functionality. An incumbent local exchange carrier is a communications company that held an exclusive license to offer local telephone services prior to the Telecommunications Act of 1996. The regional Bell operating companies are examples of incumbent local exchange carriers. In addition, some potential customers have sought to use our products for uses we have not anticipated, and we have been required to determine whether the requested functionality could be integrated into our product. To the extent we are required to add features to our products in order to achieve a sale, our sales cycle will lengthen, and we will incur increased development costs for our products. To increase our sales, we must effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands.

IF WE DO NOT MANAGE NEW PRODUCT INTRODUCTIONS EFFECTIVELY, WE COULD EXPERIENCE CANCELLED ORDERS OR PRODUCT RETURNS OR BE REQUIRED TO PURCHASE OBSOLETE INVENTORY FROM OUR CONTRACT MANUFACTURER.

     The introduction of new or enhanced products requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Our inability to effectively manage a product transition would reduce our sales and increase our expenses and could result in our experiencing substantial losses. The introduction of new and enhanced products may cause certain customers to defer or cancel orders for, or to return, existing products. Although we maintain reserves for product returns, these reserves may not be adequate. In addition, the development of new or enhanced products could cause inventory held by our contract manufacturer, A-Plus Manufacturing, to become obsolete. In that event, we could be obligated to purchase that inventory from A-Plus Manufacturing.

REGULATION OF THE COMMUNICATIONS INDUSTRY COULD REDUCE OR DELAY SALES OF OUR PRODUCTS OR REQUIRE US TO MODIFY OUR PRODUCTS.

     The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers offer. Future FCC regulations, or regulations set forth by other regulatory bodies, may reduce the demand for our products. For example, the FCC regulates access to copper telephone lines and the ability of competitive local exchange carriers to deploy equipment at an incumbent local exchange carrier's facility. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would reduce our revenues and harm our operating results.

     The operational and regulatory relationship between incumbent local exchange carriers and competitive local exchange carriers could change in ways that would reduce the need for our products. Substantially all of our revenue is derived from competitive local exchange carriers who lease copper lines from incumbent local exchange carriers in the United States. Because the competitive local exchange carriers do not have access to the incumbent local exchange carriers' line maintenance systems, the competitive local exchange carriers have typically implemented an independent line maintenance system and may deploy the CX100 as a key component of this system. In the future, competitive local exchange carriers may gain access to incumbent local exchange carriers' line maintenance infrastructure if mandated by the FCC, which would eliminate or reduce the need for our products.

     On November 18, 1999, the FCC ordered line sharing, a network arrangement in which incumbent local exchange carriers must share the existing subscriber line with competitive local exchange carriers. Some of the functions of our CX100 product line may not function as effectively or at all in a shared line configuration. To the extent that competitive local exchange carriers elect to provide DSL services on shared lines that they would have otherwise deployed on separate lines, the demand for our products could be significantly reduced or eliminated. In addition, we may need to redesign or modify our products for shared line configurations.

     In addition to complying with FCC regulations, our products are required to meet certain safety requirements. Typically, our products must be network equipment building standard compliant, a telecommunications industry standard, and certified by Underwriters Laboratory before they may be deployed in central office applications. We might not obtain the regulatory approvals and certifications we need to sell our products on a timely basis, or at all. If we fail to obtain these approvals and certifications on a timely basis, our future revenues and business could suffer.

IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     We have a supply contract with A-Plus Manufacturing to build our products. We provide product demand forecasts to A-Plus Manufacturing no less than six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, A-Plus Manufacturing may have excess inventory, which we could be obligated to purchase. If we underestimate our requirements, A-Plus Manufacturing may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues, or add additional costs to our products to expedite delivery of certain long lead time components.

     In addition, lead times for some of the materials and components used in our products are very long and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. Long lead times for some materials and components have in the past, and may in the future, cause us to attempt to mitigate these lead times by purchasing inventories of some parts ourselves, increasing our costs and risk of obsolescence. If we or A-Plus Manufacturing fail to carry a sufficient inventory of long lead time items, if lead times increase or if demand for our products increases unexpectedly, we may have insufficient access to components necessary to meet demand for our products on a timely basis.

WE DEPEND ON A SINGLE CONTRACT MANUFACTURER THAT HAS NO OBLIGATION TO PROVIDE US WITH FIXED PRICING OR QUANTITIES. IF WE ARE UNABLE TO OBTAIN SUFFICIENT PRODUCTS FROM OUR CONTRACT MANUFACTURER ON ECONOMICAL TERMS, OUR BUSINESS COULD BE SEVERELY HARMED.

     We rely on a single contract manufacturer, A-Plus Manufacturing, to build our products. If A-Plus Manufacturing is unable to provide us with adequate supplies of high-quality products, or terminates its relationship with us, we may be unable to fulfill customer orders, our relationships with our customers could suffer and our financial condition and results of operations could be harmed. Because we currently do not have a long-term supply contract with A-Plus Manufacturing, they are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be specified in a particular purchase order. Our current supply contract with A-Plus Manufacturing can be terminated by either party with 120 days notice for any reason. If the contract is terminated, we would be required to purchase any excess inventory held by A-Plus Manufacturing, they would no longer be obligated to manufacture products for us and our ability to supply products to our customers could be seriously harmed. We may be unable to develop alternative manufacturing arrangements on a timely basis, or at all. In addition, A-Plus Manufacturing may not meet our future requirements for product quality or timely delivery.

SOME KEY COMPONENTS IN OUR PRODUCTS COME FROM SOLE OR LIMITED SOURCES OF SUPPLY, WHICH EXPOSES US TO POTENTIAL SUPPLY INTERRUPTIONS THAT COULD PREVENT THE MANUFACTURE AND SALE OF OUR PRODUCTS.

     Our contract manufacturer currently purchases a number of key components used in the manufacture of our CX100 product from sole or limited sources of supply for which alternative sources are not currently qualified and may not be available. We and our contract manufacturer have no guaranteed supply arrangement with these suppliers, and we or our contract manufacturer may fail to obtain these supplies in a timely manner in the future. Financial or other difficulties faced by these suppliers or significant changes in market demand for these components could limit the availability to us of these components. Any interruption or delay in the supply of any of these components could:

     - adversely affect our ability to meet scheduled product deliveries to our customers;

     - cause us to lose sales to existing and future customers; and

     - harm our operating results and financial condition.

In addition, the purchase of these components on a sole source basis subjects us to risks of price increases and potential quality assurance problems.

     Our contract manufacturer currently purchases key components for which there are currently no substitutes available from approximately 12 suppliers. All of these components are critical to the production of our products, and competition exists with other manufacturers for these key components. We might not be able to qualify or identify alternative suppliers in a timely fashion, or at all. Consolidations involving suppliers could further reduce the number of alternatives for us and affect the cost of components. An increase in the cost of components could make our products less competitive and result in lower margins.

BECAUSE OUR PRODUCTS ARE DEPLOYED IN COMPLEX ENVIRONMENTS, THEY MAY HAVE ERRORS OR DEFECTS THAT ARE FOUND ONLY AFTER FULL DEPLOYMENT, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     Errors or other problems in our CX100 or other products could result in:

     - loss of or delay in revenues and loss of customers or market share;

     - failure to achieve market acceptance;

     - diversion of development resources;

     - increased service and warranty costs;

     - legal actions by our customers; and

     - increased insurance costs.

     Because our products are designed to provide critical services, if errors, defects or failures are discovered in our current or future products, or as new versions are released, we may be exposed to significant legal claims. Any claims, whether or not successful, could damage our reputation and our business, increase our expenses and impair our operating results. Although we maintain product liability insurance covering some damages arising from implementation and use of our products, our insurance may not fully cover claims sought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages.

     The CX100 is designed for large and complex networks. The CX100 was only recently introduced and, to date, has been deployed on a limited basis. Consequently, our customers may discover errors or defects in our hardware or software only after it has been fully deployed and operated as part of their infrastructure in connection with products from other vendors, especially DSL access multiplexers and DSL modems.

OUR BUSINESS MAY BE SERIOUSLY HARMED IF WE ARE UNABLE TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH THIRD PARTIES TO MARKET AND SELL OUR PRODUCTS.

     Our growth will largely be dependent upon relationships with third parties who market and sell our products. In particular, we have entered an original equipment manufacturer agreement with Lucent Technologies under which we have agreed to co-brand and sell our products to Lucent. If

Lucent reduces its purchases of our products or breaches or terminates the agreement, our business will be harmed. Our agreement does not require Lucent to sell specified volumes of our products. In addition to our CX100 products, Lucent resells products manufactured by Tollgrade, a competitor. Lucent has also announced plans to produce DSL access multiplexer products that will include some of the same features and functions as our CX100 product. Lucent may choose to sell Tollgrade or other competing products instead of our products.

WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET. IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL OR HIRE ADDITIONAL PERSONNEL, OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY OR GENERATE SALES COULD BE HARMED.

     The loss of the services of any of our key employees or the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could impair our ability to develop, introduce and sell our products. Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing and support personnel. In particular, Richard N. Tinsley, President and Chief Executive Officer, and P. Kingston Duffie, Chief Technology Officer, possess industry and technical knowledge and are especially critical to our future success. None of our officers or key employees is bound by an employment agreement for any specific term, nor do we have key person life insurance policies covering any of our employees.

     Our products and services require a sophisticated selling effort targeted at several key people within our prospective customers' organizations. This process requires the efforts of experienced sales personnel as well as specialized systems and consulting engineers. In addition, the complexity of our products and the difficulty of configuring and maintaining them require highly trained customer service and support personnel. We intend to hire a significant number of engineering, sales, marketing and customer service and support personnel in the future. We believe our success depends, in large part, upon our ability to attract and retain these key employees. Competition for these personnel is intense, especially in the San Francisco Bay area. We may not be successful in attracting and retaining these individuals.

     In addition, companies in the telecommunications industry whose employees accept positions with competitors frequently claim that such competitors have engaged in unfair hiring practices. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE DEPEND ON A SINGLE APPLICATION SERVICE PROVIDER FOR INFORMATION SYSTEMS AND SERVICES. IF THOSE SERVICES ARE INTERRUPTED, OUR ABILITY TO PROCESS TRANSACTIONS WILL BE HARMED.

     We rely on a single application service provider, AristaSoft Corporation, to provide accounting and operations software and support. If there is a service interruption or if AristaSoft is unable to provide the level and quality of service we currently anticipate, our ability to process orders, ship products, prepare invoices and manage our day-to-day financial transactions will be harmed, and our results of operations could suffer. AristaSoft began providing information systems and services to us on a regular basis in August 1999, at which time we were their only customer. In December 1999, we entered into a three year agreement with AristaSoft for access to financial, logistics and manufacturing software. In order for us to realize our business goals, AristaSoft must be able to provide and manage a scalable and reliable information technology infrastructure to support the growth of our business. If AristaSoft is unable to meet our expectations, we may be unable to obtain alternative services on a timely or economical basis.

IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE SERIOUSLY HARMED.

     We have expanded our operations rapidly since our inception and intend to continue to expand in order to pursue existing and potential market opportunities. Our planned rapid growth places a significant strain on management and operational resources. Our operating results could suffer and our relationships with our customers could be harmed if we are unable to manage this growth effectively.

     We expect to require additional office space within the next 12 months. We may be unable to locate necessary office space on commercially reasonable terms or in a timely manner. Failure to do so would disrupt our business and could harm our operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE.

     The markets for high-speed telecommunications products are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in customer requirements and evolving industry standards. We could be unable to improve the performance and features of our products as needed to respond to these developments. The introduction or market acceptance of products incorporating superior technologies or the emergence of alternative technologies or new industry standards could render our existing or potential future products less economical, obsolete and unmarketable. For example, if semiconductor, robotic or other technologies become effective alternatives for our product architecture, our business would be seriously harmed.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     If we fail to adequately protect our proprietary rights, our competitors could offer similar products relying on technologies developed by us, potentially harming our competitive position and decreasing our revenues. We have filed one patent application to date. Our existing and future patent applications, if any, may not be approved, any issued patents may not protect our intellectual property and any issued patents could be challenged by third parties. Furthermore, other parties may independently develop similar or competing technology or design around any patents that may be issued to us. Attempts may be made to copy aspects of our products or to obtain and use information that we regard as proprietary. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information and by relying on a combination of copyright, trademark and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. These steps may fail to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

IF WE BECOME INVOLVED IN A PROTRACTED INTELLECTUAL PROPERTY DISPUTE, OR ONE WITH A SIGNIFICANT DAMAGES AWARD, OR WHICH REQUIRES US TO CEASE SELLING OUR PRODUCTS, OUR OPERATING RESULTS WOULD SUFFER.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, including among companies in telecommunications and Internet industries. Intellectual property claims against us and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the infringed intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

     - redesign those products or services that incorporate the disputed technology.

     If we are subject to a successful claim of infringement against us and fail to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, our revenues may decline or our expenses may increase.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

THE YEAR 2000 COMPUTER PROBLEM COULD DISRUPT OUR OPERATIONS, EXPOSE US TO LIABILITY IF OUR CX100 IS NOT YEAR 2000 COMPLIANT OR REDUCE OUR REVENUES IF IT CAUSES CUSTOMERS TO DEFER PURCHASING OUR PRODUCTS.

     The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. Since January 1, we have not become aware of any material malfunctions of our products or internal systems relating to year 2000. If not fully resolved, however, the year 2000 computer problem could result in a system failure or miscalculations causing disruptions of our operations.

     We have designed the CX100 product line and accompanying software for use in the year 2000 and beyond and believe it is year 2000 compliant. An undetected programming error could result in the CX100 failing to be year 2000 compliant, in which case our business would suffer. We may also face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall network. If our suppliers, vendors, major distributors, partners, customers, service providers, contract manufacturer and applications service provider fail to correct their year 2000 problems, these failures could interrupt our normal business activities.

WE MAY ENGAGE IN ACQUISITIONS, AND WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ANY NEW OPERATIONS, TECHNOLOGIES, PRODUCTS OR PERSONNEL.

     Recently, the telecommunications industry has experienced substantial mergers and acquisitions activity. We may in the future engage in acquisitions of product lines, technologies and businesses. We currently have no commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, because of the small size of our management team, we may be particularly vulnerable if we are unable to effectively assimilate operations, technologies, products and personnel or if our management's attention is diverted from other business concerns.

CONTROL BY OUR EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DELAY OR PREVENT A CHANGE IN CONTROL, WHICH COULD PREVENT YOU FROM REALIZING A PREMIUM IN THE MARKET PRICE OF OUR COMMON STOCK.

     The concentration of ownership of our common stock by existing stockholders could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to fall or prevent our stockholders from realizing a premium in the market price associated with an acquisition. Upon completion of this offering, our executive officers, directors and principal stockholders and their affiliates will own 21,621,964 shares or approximately 73.7% of the outstanding shares of common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. For information about the ownership of common stock by our executive officers, directors and principal stockholders, see "Principal Stockholders".

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock to fluctuate significantly from the price paid by investors in this offering:

     - our loss of a major customer;

     - the addition or the departure of key personnel;

     - actual or anticipated variations in our quarterly operating results;

     - announcements by us or our competitors of significant contracts, new products or technological innovations, acquisitions, strategic relationships, joint ventures or capital commitments;

     - changes in financial estimates by securities analysts;

     - sales by us or our current stockholders of common stock or other securities;

     - changes in market valuations of networking and telecommunications companies; and

     - fluctuations in stock market prices and volumes.

SHOULD OUR STOCKHOLDERS SELL A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET, THE PRICE OF OUR COMMON STOCK COULD FALL.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could reduce the market price of our common stock. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See "Management -- Stock Plans" and "Shares Eligible for Future Sale".

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors".

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 3,000,000 shares of common stock we are offering will be approximately $43.4 million, or $50.1 million if the underwriters exercise in full their option to purchase additional shares in the offering. These estimates are calculated based on an assumed initial public offering price of $16.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us.

     We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any acquisitions or investments, and are not engaged in any negotiations with respect to any acquisitions or investments. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock or other securities. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the automatic conversion of our outstanding preferred stock into common stock upon the closing of the offering; and

     - on a pro forma as adjusted basis to reflect the issuance and conversion of 90,000 shares of Series A Preferred Stock upon the assumed exercise of a warrant that would otherwise expire upon the closing of this offering for a total cash exercise price of $45,000 and the sale of the 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share after deducting an assumed underwriting discount and estimated offering expenses payable by us.

     You should read this information together with our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                                    DECEMBER 31, 1999
                                                            ----------------------------------
                                                                                    PRO FORMA
                                                            ACTUAL     PRO FORMA   AS ADJUSTED
                                                            -------    ---------   -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations under capital leases, net of current
  portion.................................................  $   260     $   260      $   260
                                                            -------     -------      -------
Stockholders' equity:
  Convertible preferred stock, $0.001 par value,
     15,577,000 shares authorized; 14,856,930 shares
     issued and outstanding actual; none, pro forma or pro
     forma as adjusted....................................       15          --           --
  Common stock, $0.001 par value, 40,000,000 shares
     authorized; 11,406,912 shares issued and outstanding
     actual; 26,263,842 shares issued and outstanding pro
     forma; 29,353,842 shares issued and outstanding pro
     forma as adjusted....................................       11          26           29
Additional paid-in capital................................   26,498      26,498       69,980
Deferred stock compensation...............................   (9,701)     (9,701)      (9,701)
Accumulated deficit.......................................   (4,932)     (4,932)      (4,932)
                                                            -------     -------      -------
  Total stockholders' equity..............................   11,891      11,891       55,376
                                                            -------     -------      -------
          Total capitalization............................  $12,151     $12,151      $55,636
                                                            =======     =======      =======

     The outstanding share information in the table above excludes:

     - 3,339,212 shares of common stock issuable upon exercise of options outstanding under our 1998 stock plan at a weighted average exercise price of $2.65 per share;

     - 803,376 shares available for future issuance under our 1998 stock plan;

     - 5,000,000 shares available for issuance under our 2000 stock plan;

     - 500,000 shares available for issuance under our 2000 employee stock purchase plan; and

     - 45,000 shares issuable upon exercise of an outstanding warrant.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

     Our pro forma net tangible book value at December 31, 1999, after giving effect to the issuance of 90,000 shares of Series A Preferred Stock upon the assumed cash exercise of a warrant that would otherwise expire upon the closing of this offering and the automatic conversion of all outstanding shares of our preferred stock into 14,856,930 shares of common stock upon the closing of this offering, was $11.9 million, or $0.45 per share of common stock. After giving effect to the sale of the 3,000,000 shares of common stock in the offering, our pro forma net tangible book value at December 31, 1999 would be $55.4 million, or $1.89 per share. This calculation is based on an assumed initial public offering price of $16.00 per share and subtracts an assumed underwriting discount and estimated offering expenses. This represents an immediate increase in the pro forma net tangible book value of $1.44 per share to existing stockholders and an immediate dilution of $14.11 per share to new investors.

     The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $16.00
  Pro forma net tangible book value per share at December
     31, 1999...............................................  $ 0.45
  Increase per share attributable to new investors..........    1.44
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................             1.89
                                                                       ------
Dilution per share to new investors.........................           $14.11
                                                                       ======

     The following table shows on a pro forma basis at December 31, 1999 the total number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering. The existing stockholder figures give effect to the issuance of 90,000 shares of Series A Preferred Stock upon the cash exercise of a warrant and the conversion of all outstanding shares of convertible preferred stock into common stock.

                              SHARES PURCHASED           TOTAL CONSIDERATION
                          ------------------------    -------------------------    AVERAGE PRICE
                            NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE      PER SHARE
                          ----------    ----------    -----------    ----------    -------------
Existing stockholders...  26,353,842       89.8%      $13,263,872       21.7%         $ 0.50
New investors...........   3,000,000       10.2        48,000,000       78.3           16.00
                          ----------      -----       -----------      -----
          Total.........  29,353,842      100.0%      $61,263,872      100.0%
                          ==========      =====       ===========      =====

     The information in the table above excludes:

     - 3,339,212 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Plan at a weighted average exercise price of $2.65 per share;

     - 803,376 shares available for future issuance under our 1998 stock plan;

     - 5,000,000 shares available for issuance under our 2000 stock plan;

     - 500,000 shares available for issuance under our 2000 employee stock purchase plan; and

     - 45,000 shares issuable upon exercise of an outstanding warrant.

                            SELECTED FINANCIAL DATA

     The statement of operations data set forth below for the period from January 2, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our financial statements, which have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period. You should read the data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to those statements appearing elsewhere in this prospectus.

                                                                  PERIOD FROM
                                                                JANUARY 2, 1998
                                                                 (INCEPTION) TO      YEAR ENDED
                                                                  DECEMBER 31,      DECEMBER 31,
                                                                      1998              1999
                                                                ----------------    ------------
                                                                         (IN THOUSANDS,
                                                                     EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues................................................        $    --           $27,196
Cost of revenues............................................             --            12,359
                                                                    -------           -------
Gross profit................................................             --            14,837
Operating expenses:
  Research and development (exclusive of non-cash
     compensation expense of $9 and $1,639 in 1998 and 1999,
     respectively)..........................................          3,462             5,731
  Sales and marketing (exclusive of non-cash compensation
     expense of $17 and $846 in 1998 and 1999,
     respectively)..........................................            737             3,912
  General and administrative (exclusive of non-cash
     compensation expense of $3 and $1,050 in 1998 and 1999,
     respectively)..........................................            713             1,559
  Amortization of deferred stock compensation...............             29             3,535
                                                                    -------           -------
          Total operating expenses..........................          4,941            14,737
                                                                    -------           -------
Operating income (loss).....................................         (4,941)              100
Interest income (expense) and other, net....................            193               180
                                                                    -------           -------
Income (loss) before income tax expense.....................        $(4,748)          $   280
                                                                    -------           -------
Income tax expense..........................................              1               463
                                                                    -------           -------
Net loss....................................................        $(4,749)          $  (183)
                                                                    =======           =======
Basic and diluted net loss per share(1).....................        $ (3.97)          $ (0.04)
                                                                    =======           =======
Shares used in computing basic and diluted net loss per
  share.....................................................          1,195             4,237
                                                                    =======           =======
Pro forma basic and diluted net loss per share(1)...........        $ (0.38)          $ (0.01)
                                                                    =======           =======
Shares used in computing pro forma basic and diluted net
  loss per share............................................         12,449            18,946
                                                                    =======           =======

                                                                      DECEMBER 31,
                                                                  1998           1999
                                                              ------------   -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................     $1,338         $ 8,063
Working capital.............................................        960          10,969
Total assets................................................      1,970          19,257
Long-term obligations under capital leases, net of current
  portion...................................................        270             260
Total stockholders' equity..................................      1,226          11,891

-------------------------
(1) See Note 2 of our Notes to Financial Statements for information concerning the computation of the shares used to compute net loss per share and pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     From inception on January 2, 1998 through December 1998, our operating activities consisted primarily of research and development and building our management team. We introduced our first products in October 1998, and entered live service trials in November 1998. In January 1999, our CX100 successfully completed network equipment building standards testing, a telecommunications industry standard. We began shipping our products in the first quarter of 1999.

     To date, we have derived substantially all of our revenues from sales of our CX100. Revenues from our CrossWorks software have not been material. Our success will depend on our ability to sell our CX100 to additional customers as well as our ability to develop and sell additional products.

     We recognize product revenues at the time of shipment unless we have future obligations or customer acceptance is required, in which case revenue is recognized when these obligations have been met or the customer accepts the product. Revenues from maintenance contracts are deferred and recognized ratably over the term of the contracts. Currently, all of our product sales and service arrangements provide for pricing and payment in U.S. dollars.

     We sell our products to local exchange carriers through our direct sales force and through an indirect original equipment manufacturer channel. A customer's network planning and purchase decisions normally involve a significant commitment of its resources and a lengthy evaluation and product qualification process. Since the decision to purchase the CX100 is made as part of this network planning process, our sales cycle is lengthy, often as long as one year or more. Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we commit resources to the development and production of products without having received advance purchase commitments from customers.

     To date, a significant portion of our revenues has resulted from a small number of relatively large orders from a limited number of customers. We anticipate that our operating results for any given period will continue to be dependent to a significant extent on large purchase orders, which can be delayed or cancelled by our customers without penalty. In addition, we anticipate that our operating results for a given period will continue to be dependent on a small number of customers. If we fail to receive a significant purchase order that we expect for a given quarter, our revenues for that quarter, and possibly following quarters, will be adversely affected. Furthermore, if any of our customers experience financial difficulties, our sales to that customer may be reduced and we may have difficulty in collecting accounts receivable from that customer.

     We currently use A-Plus Manufacturing, a contract manufacturer, to manufacture our products. This subcontracting arrangement includes material procurement, board level assembly, final assembly, test and shipment to our customers. If our contract with A-Plus Manufacturing is terminated, we would be required to purchase any excess inventory held by them. In addition, the development of new or enhanced products could cause inventory held by A-Plus Manufacturing to become obsolete. In that event, we would also be obligated to purchase that inventory from them. We use a combination of standard parts and components, that are generally available from more than one vendor, and certain key components that are purchased from sole or limited source vendors for which alternative sources are not currently available. In addition, lead times for some of the materials and components we use are very long. These long lead times have in the past, and may in the future, cause us to attempt to mitigate these lead times by purchasing inventories of some parts ourselves. Any subsequent write-off of inventory could harm our results of operations and financial condition.

     We continue to develop additional products and product features based on our assessment of the needs of our customers. This has resulted in increased research and development expenses and may result in reduced operating margins on our products and a longer sales cycle.

     Currently, competition in our market is intense. Due to competition and potential pricing pressures from large customers in the future, we expect that the average selling price and gross margins for our products will decline over time. If we fail to reduce our production costs, our gross margins will decline rapidly.

     In 1998, we recorded total deferred stock compensation of approximately $195,000 in connection with stock and stock options granted during 1998 at prices subsequently deemed to be below fair value on the date of grant. Options granted are typically subject to a four year vesting period. Stock options issued prior to this offering have been exercisable immediately by cash payment of the exercise price and are generally subject to our right to repurchase the stock at the original exercise price, which lapses ratably over a four year period. We are amortizing the deferred stock compensation over the vesting periods of the applicable options and the repurchase periods for restricted stock purchases. The service period over which deferred stock compensation is amortized is determined separately for each 25% portion of the total award, in accordance with Financial Accounting Standards Board Interpretation No. 28. The result of this accounting treatment is that approximately 52% of the unearned deferred compensation will be amortized in the first year, 27% in the second year, 15% in the third year and 6% in the fourth year following the date of the grant. We amortized $29,000 of deferred stock compensation in the year ended December 31, 1998, leaving approximately $166,000 to be amortized over the remaining vesting periods. In 1999, we recorded approximately $13.1 million in additional deferred stock compensation for stock options granted during 1999 at prices subsequently deemed to be below fair value on the date of grant. We amortized a total of approximately $3.5 million of deferred stock compensation in the year ended December 31, 1999.

RESULTS OF OPERATIONS

NET REVENUES

     The quarter ended March 31, 1999 was our first quarter of revenue. Net revenues were $27.2 million for the year ended December 31, 1999, due to sales of our CX100.

COST OF REVENUES

     Cost of revenues includes amounts paid to A-Plus Manufacturing and related overhead expenses. Cost of revenues for the year ended December 31, 1999 was $12.4 million, due to the commencement of manufacturing and sales of our CX100. Because we did not generate any revenues during the year ended December 31, 1998, we incurred no cost of revenues for that period.

RESEARCH AND DEVELOPMENT

     Research and development expenses, net of non-cash compensation expense of $1.6 million in 1999, consist primarily of salaries and related expenses for personnel engaged in research and development, fees paid to consultants and outside service providers, cost of certification and compliance testing and material costs for prototype and test units. They also include other expenses related to the design, development, testing and enhancements of our products. We expense all of our research and development costs as they are incurred. Research and development expenses for the year ended December 31, 1999 were $5.7 million, an increase of $2.3 million over the comparable period of 1998. The increase was due primarily to a significant increase in personnel and related costs associated with new product development, verification testing, certification and compliance testing and other engineering expenses. Development is essential to our future success and we expect that research and development expenses will increase in absolute dollars in future periods.

SALES AND MARKETING

     Sales and marketing expenses, net of non-cash compensation expense of $846,000 in 1999, consist primarily of salaries, commissions, and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with trade shows, promotional activities and public relations. Sales and marketing expenses for the year ended December 31, 1999 were $3.9 million, an increase of $3.2 million over the comparable period of 1998. This increase was primarily due to an increase in the number of sales and marketing personnel, increased marketing expenses and other customer-related costs. We intend to expand our sales and marketing operations and efforts substantially, both domestically and internationally, in order to increase market awareness and to generate sales of our products. We expect that sales and marketing expenses will increase in absolute dollars in future periods.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses, net of non-cash compensation expense of $1.1 million in 1999, consist primarily of salaries and related expenses for executive, finance, accounting, facilities and human resources personnel, professional fees, and costs associated with expanding our information systems. General and administrative expenses for the year ended December 31, 1999 were $1.6 million, an increase of $846,000 over the comparable period of 1998. This increase was primarily due to an increase in the number of general and administrative personnel, increased facilities costs, and increased legal and accounting expenses associated with our growing business activities. We expect these expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business, expanding our information infrastructure and our operation as a public company.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

     In connection with the grant of stock options to employees, we recorded amortization of deferred stock compensation of approximately $3.5 million for the year ended December 31, 1999. We recorded amortization of deferred stock compensation of $29,000 during the comparable period of 1998. The increase in deferred stock compensation expense was attributable primarily to increased option grants in 1999 relative to 1998. These additional option grants resulted from our accelerated hiring activities, which corresponded to the first shipment of our products in early 1999.

INTEREST INCOME (EXPENSE) AND OTHER, NET

     Interest income (expense) and other, net includes income from our cash investments net of expenses related to our lease financing obligations. We had net interest income of $193,000 for the year ended December 31, 1998 and net interest income of $180,000 for the year ended December 31, 1999. The change from the year ended December 31, 1998 was primarily due to a decrease in interest income earned on proceeds from issuances of our preferred stock and an increase in interest charges on capital lease obligations.

INCOME TAX EXPENSE

     Income tax expense for 1998 was comprised of minimum state taxes, and for the year ended December 31, 1999 was comprised of federal and minimum state taxes.

     As of December 31, 1998, we had net operating loss carryforwards and tax credits for federal income tax purposes of approximately $3.0 million and for state income tax purposes of approximately $1.3 million. These net operating loss carryforwards and tax credits were used to reduce income subject to income taxes in 1999.

     Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. The issuance of Series A convertible preferred stock on January 13, 1998 resulted in such a change. As a result the loss and credit carryforwards as of January 13, 1998 of approximately $105,600 are subject to an annual limitation approximating $300,000. The net operating losses incurred from January 14, 1998 to December 31, 1998 are not subject to an annual limitation and were utilized to offset taxable income in 1999.

     As of December 31, 1999, the Company had research and other credit carryforwards for federal income tax purposes of approximately $17,000 available to reduce future income taxes. The federal research credit carryforwards expire in 2019. We have recorded these research and other credit carryforwards, together with other temporary differences as deferred tax assets and have established a full valuation allowance for them as their realization is uncertain.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the four quarters in the year ended December 31, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly operating results. The operating results set forth below should be read together with our audited financial statements and the related notes appearing elsewhere in this prospectus. These operating results do not necessarily indicate what our results of operations will be in any future period. Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and are not a good indication of our future performance.

                                                                       QUARTER ENDED
                                               -------------------------------------------------------------
                                                 MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,
                                                   1999            1999            1999            1999
                                               -------------   -------------   -------------   -------------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues.................................     $   952         $ 4,719         $9,033          $12,492
Cost of revenues.............................         576           2,510          3,834            5,439
                                                  -------         -------         ------          -------
Gross profit.................................         376           2,209          5,199            7,053
                                                  -------         -------         ------          -------
Operating expenses:
  Research and development, exclusive of non-
    cash compensation expense................         830           1,023          1,756            2,122
  Sales and marketing, exclusive of non-cash
    compensation expense.....................         508             821          1,100            1,483
  General and administrative, exclusive of
    non-cash compensation expense............         191             308            444              616
  Amortization of deferred stock
    compensation.............................          97           1,137            877            1,424
                                                  -------         -------         ------          -------
         Total operating expenses............       1,626           3,289          4,177            5,645
                                                  -------         -------         ------          -------
Operating income (loss)......................      (1,250)         (1,080)         1,022            1,408
Interest income (expense) and other, net.....          42              41             29               68
                                                  -------         -------         ------          -------
Income (loss) before income tax expenses.....      (1,208)         (1,039)         1,051            1,476
Income tax expense...........................          --              --             63              400
                                                  -------         -------         ------          -------
Net income (loss)............................     $(1,208)        $(1,039)        $  988          $ 1,076
                                                  =======         =======         ======          =======
AS A PERCENTAGE OF NET REVENUES:
Net revenues.................................       100.0%          100.0%         100.0%           100.0%
Cost of revenues.............................        60.5            53.2           42.4             43.5
                                                  -------         -------         ------          -------
Gross profit.................................        39.5            46.8           57.6             56.5
                                                  -------         -------         ------          -------
Operating expenses:
  Research and development, exclusive of non-
    cash compensation expense................        87.2            21.7           19.4             17.0
  Sales and marketing, exclusive of non-cash
    compensation expense.....................        53.3            17.4           12.2             11.9
  General and administrative, exclusive of
    non-cash compensation expense............        20.1             6.5            4.9              4.9
  Amortization of deferred stock
    compensation.............................        10.2            24.1            9.7             11.4
                                                  -------         -------         ------          -------
         Total operating expenses............       170.8            69.7           46.2             45.2
                                                  -------         -------         ------          -------
Operating income (loss)......................      (131.3)          (22.9)          11.4             11.3
Interest income (expense) and other, net.....         4.4             0.9            0.3              0.5
                                                  -------         -------         ------          -------
Income (Loss) before income taxes............      (126.9)          (22.0)          11.7             11.8
Income tax expense...........................          --              --            0.7              3.2
                                                  -------         -------         ------          -------
Net income (loss)............................      (126.9)          (22.0)          11.0              8.6
                                                  =======         =======         ======          =======

     Net revenues increased in each of the quarters in the year ended December 31, 1999. These quarterly increases were primarily due to the introduction and increasing unit sales of our CX100. Because we are dependent on a limited number of customers, we expect to experience volatility in our revenues relating to the budgeting cycles of our customers and the telecommunications industry in general.

     Cost of revenues increased in each quarter in the year ended December 31, 1999 as a result of increased unit sales. Gross profit increased in each quarter in the year ended December 31, 1999 due to increases in the volume of sales and the realization of associated economies of scale. We expect that the average selling price and gross margins for our products will decline over time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview".

     Research and development expenses, exclusive of non-cash compensation expense of $29,000, $200,000, $549,000 and $861,000 in the first through fourth quarters of 1999, increased due to the addition of personnel and costs incurred in the development of new products. We expect that in the future costs associated with new product development, particularly prototyping and compliance testing, may cause research and development expenses to increase significantly as a percentage of revenues in a particular quarter.

     Sales and marketing expenses, exclusive of non-cash compensation expense of $62,000, $107,000, $257,000 and $420,000 in the first through fourth quarters of 1999, increased primarily due to the hiring of additional sales personnel, higher commission expense resulting from increased unit sales, customer support, marketing programs and tradeshows.

     General and administrative expenses, exclusive of non-cash compensation expense of $6,000, $830,000, $71,000 and $143,000 in the first through fourth quarters of 1999, increased primarily due to the addition of personnel and increased accounting and consulting activities.

     Amortization of deferred stock compensation for the quarter ended June 30, 1999 includes a compensation expense of:

     - $445,000 related to the issuance of Series B Preferred Stock to an advisory board member at a price below the deemed fair value of the preferred stock; and

     - $383,669 related to immediately vested common stock options granted at exercise prices below the deemed fair value of the common stock.

     We plan to significantly increase our operating expenses to fund greater levels of research and development, expand our sales and marketing operations and broaden our customer support capabilities. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands which will result from this offering and the increasing size of our business.

     As a result of our limited operating history, we cannot accurately forecast operating expenses based on historical results. Accordingly, we base our expenses in part on future revenue projections. Most of our expenses are fixed in nature, and we may not be able to quickly reduce spending if revenues are lower than we have projected. Our ability to forecast our quarterly sales accurately is limited, which makes it difficult to predict the quarterly revenues that we will recognize. We expect that our business, operating results and financial condition would be harmed if our revenues do not meet projections.

     Our quarterly results of operations may fluctuate from quarter to quarter due to a number of factors, including the following:

     - demand for the CX100;

     - the timing of sales of the CX100;

     - the timing of product acceptance by some of our customers;

     - new product introductions by our competitors;

     - changes in our pricing policies or the pricing policies of our competitors;

     - our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

     - our ability to obtain sufficient supplies of sole or limited source components;

     - increases in the prices of the components we purchase;

     - our ability to plan, attain and maintain production volumes and quality levels for our products;

     - prototype expenses; and

     - costs related to acquisitions of technology or businesses.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of approximately $12.0 million of convertible preferred stock and approximately $1.2 million of common stock as well as through capital leases for computers, office equipment, software and furniture.

     We used $4.3 million in cash from operations in the period from inception to December 31, 1998, primarily due to our net loss of $4.7 million, partially offset by non-cash charges. We generated $328,000 in cash from operations in the year ended December 31, 1999. This resulted from increases in accrued expenses and other liabilities, deferred revenue, customer deposits and non cash charges offset by increases in accounts receivable and inventory balances.

     We used $222,000 in cash from investing activities in the period from inception to December 31, 1998 and used $715,000 in cash from investing activities in the year ended December 31, 1999, for acquisition of property and equipment. We generated $5.9 million in cash in the period from inception to December 31, 1998 and $7.1 million in cash in the year ended December 31, 1999, from financing activities, primarily from private sales of convertible preferred stock and issuances of common stock. We have used leases to partially finance capital purchases of computer equipment. We had $399,000 in capitalized lease obligations outstanding at December 31, 1998, and $489,000 at December 31, 1999. These amounts represent our payment obligations to the equipment lessor which, because of their nature, have been capitalized and reflected as a liability on our balance sheet, to be repaid over a period of three years from lease inception.

     At December 31, 1999, cash and cash equivalents totaled $8.1 million, an increase of $6.7 million from December 31, 1998. The increase was due to the receipt of $6.2 million from the sale of convertible preferred stock in January 1999 and $328,000 in cash generated from operations, partially offset by cash used in investing activities.

     Our capital requirements depend on numerous factors, including:

     - timing and amount of sales of our products;

     - market acceptance of our products;

     - the resources we devote to developing, marketing, selling and supporting our products; and

     - the timing and extent of establishing international operations.

     We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, and for other general corporate activities. We believe that our current cash balances will be sufficient to fund our operations for at least the next 12 months. In addition we believe the net proceeds of this offering will improve our long-term liquidity by providing us with substantial working capital. We currently expect to fund our business principally from cash generated from operations and do not anticipate any need to raise additional capital in the foreseeable future. Nevertheless, we may in the future experience one or more quarters in which our revenues are less than expected, resulting in operating cash flow deficiencies. In that event, the proceeds of this offering would be used to fund our operations. If any downturn in our business were severe or sustained, of if changes in our business strategies resulted in alternative uses of these proceeds, we could require additional financing. Any additional funding, if needed, may not be available on terms acceptable to us or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not currently transact business in any foreign countries or currencies and have therefore not engaged in any currency hedging activities to date. We do not use derivative financial instruments for speculative trading purposes and to date have not been a party to any financial instruments or contracts that expose us to material market risk.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new standard establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 will be effective for the Company's fiscal year ended December 31, 2001. We do not expect SFAS 133 to have a material effect on our financial position or results of operations.

YEAR 2000 COMPLIANCE

THE YEAR 2000 PROBLEM

     The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000.

READINESS OF OUR PRODUCTS

     We have designed the CX100 for use in the year 2000 and beyond and believe it is year 2000 compliant. Since January 1, 2000, we have not received any reports of CX100 malfunctions related to Year 2000 issues. However, a programming error that has not yet been discovered could result in the CX100 failing to be year 2000 compliant, in which case, our business would suffer. We represent to our customers that upon notification of any year 2000 problems with our products, we will remedy it by product repair or replacement.

     Our products are generally integrated into larger networks involving sophisticated hardware and software products supplied by other vendors. The networks to which our products are connected may have problems with year 2000 issues, since these networks incorporate hardware and software products supplied by other companies. Each of our customers' networks involves different combinations of third party products. We cannot evaluate whether all of their products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall network. To date, we have not become aware of any year 2000 problems associated with the integration of our products with third-party products. We could experience problems in the future, however, based on problems that have not yet been discovered. We may in the future be required to defend our products in legal proceedings that could be expensive regardless of the merits of these claims.

READINESS OF OUR SYSTEMS AND FACILITIES

     We completed our systems updates and upgrades of non-ready systems prior to December 31, 1999 and have not experienced any material problems since January 1, 2000. Systems include internal hardware and software as well as external services provided by other companies, including contract manufacturing, product development, information processing and facility services. We are not currently aware of any unresolved year 2000 problems relating to any of our internal systems but could discover problems in the future. If our suppliers, vendors, major distributors, partners, customers, service providers, contract manufacturer, or applications service provider fail to correct their year 2000 problems, these failures could interrupt our normal business activities. If a year 2000 problem occurs, it may be difficult to determine which party's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. We have contacted A-Plus Manufacturing and AristaSoft to determine whether their systems are year 2000 compliant. Both have reported that their internal systems are year 2000 compliant and that they have not experienced any material problems since January 1.

COST OF PRODUCT AND INTERNAL SYSTEMS PREPARATION

     Based on our assessment and experience to date, we do not expect the total cost of year 2000 remediation to be material to our business. We have not developed, and have no plans to develop, a contingency plan to address situations that may result if we experience year 2000 problems.

YEAR 2000 RISK

     An internal or external business disruption caused by the year 2000 issue could interrupt our operations and damage our relationships with our customers. An internal disruption unique to us could give a comparative advantage to our competitors. Any failure of our internal systems and critical external services resulting from year 2000 issues could delay order processing, issuing invoices or development and shipment of products. The cost of recovery from failures could be significant and result in lost revenues.

     Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. This situation could divert funds and resources otherwise available for new product purchase.

     We are unable to determine at this time whether undiscovered year 2000 problems will occur in the future and will have a material impact on our business, results of operations or financial condition. We are also unable to determine the costs and consequences to us of year 2000 failures we, our vendors, customers or manufacturing contractors experience due to the scope and complexity of the manner in which these failures may manifest. In particular, it is difficult to assess the readiness of external service providers, including utilities, government entities and other vendors. However, a reasonable worst case scenario might include:

     - delay or loss of revenues;

     - cancellation of customer orders;

     - diversion of development resources;

     - damage to our reputation;

     - increased maintenance and warranty costs; or

     - litigation costs.

Any of these effects could harm our business, financial condition and results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading provider of products that enable local exchange carriers to rapidly deploy and efficiently maintain DSL services. The Copper CrossConnect CX100, our first product, is currently being installed in telephone company central offices by competitive local exchange carriers to speed their deployment of DSL services. The CX100 product family enables the rapid and efficient deployment of high-speed digital services on existing copper telephone lines.

INDUSTRY BACKGROUND

INCREASING NEED FOR HIGH SPEED ACCESS

     Internet content and the number of users accessing the Internet are expected to continue to grow rapidly. International Data Corporation projects the number of worldwide users accessing the Internet to grow from approximately 142 million in 1998 to more than 500 million by 2003. In addition, content is becoming more data-intensive as websites increasingly offer streaming video and audio, animation and software downloads. As more users access more Internet content, the ability to connect to the Internet at high speeds is becoming more important. To remain competitive, businesses are using high-speed connections to access and provide information via the Internet, conduct transactions with customers and suppliers, and communicate more effectively with remote employees. Consumers are also increasingly accessing the Internet to communicate, collect and publish data-intensive information, conduct retail purchases and access online entertainment.

     To meet this demand, a growing number of local exchange carriers are increasingly offering high-speed Internet access and other services, often over existing telephone lines. These existing lines, commonly referred to as the local loop, extend from telephone companies' central offices out to businesses and residences. The local loop is part of analog telephone networks developed and deployed over the last 100 years to carry voice traffic. Local exchange carriers are taking advantage of the underutilized capacity of this telephone network infrastructure to deliver high-speed Internet connections to businesses and residences.

EMERGING DSL SERVICES AND LOCAL EXCHANGE CARRIERS

     A growing number of local exchange carriers are deploying DSL to offer high-speed, cost-effective, access services on existing copper lines. Because DSL networks reuse the existing copper lines extending from telephone companies' central offices to businesses and residences, they are less expensive to deploy than alternative access technologies. In addition, significant portions of the cost of a DSL network can be deferred until subscribers are added, reducing the initial fixed cost of the network. Other advantages of DSL include the ability to leverage more of the underutilized capacity of the telephone line, offer multiple services on the same line and operate as a dedicated, always-on service, not requiring subscribers to initiate a dial-up connection each time the service is used. Challenges to providing DSL service generally include the difficulty in identifying, installing and determining the quality of a particular line, and the expense of deploying and maintaining DSL service. However, we believe the benefits of DSL technology are compelling, and that a growing number of local exchange carriers will deploy DSL instead of alternatives such as cable modems, wireless or satellite technology.

     In the mid-to-late 1990's, various competitive dynamics prompted local exchange carriers to target either the consumer or business market segments using DSL technology. Cable operators, such as AT&T@Home and RoadRunner, began delivering high-speed consumer services, prompting the incumbent local exchange carriers to respond by accelerating their investments in DSL technologies. An incumbent local exchange carrier is a communications company that held an exclusive license to offer local telephone services prior to the Telecommunications Act of 1996. Examples include the regional Bell operating companies. To date, incumbent local exchange carriers have generally focused their DSL deployments on the consumer segment by using versions of DSL that work in conjunction with existing analog voice services as well as the associated line maintenance procedures. However, these consumer-oriented versions of DSL typically have limitations that make them unattractive for businesses. We believe many incumbent local exchange carriers will gradually convert their existing local loop equipment from analog to digital to deliver more competitive business services as well as voice services in a more cost-effective manner.

     Deregulation under the Telecommunications Act of 1996 enabled new companies, known as competitive local exchange carriers, to provide competing services. It also eliminated a substantial barrier to competitive local exchange carriers by allowing access to the incumbent local exchange carriers' facilities in order to utilize the existing local loop network infrastructure. Many of these competitive local exchange carriers are new companies without a significant installed base of traditional analog voice equipment and as a result are aggressively deploying modern DSL equipment and implementing new line maintenance procedures in the incumbent carriers' facilities. This has enabled a growing number of competitive local exchange carriers to use the local loop to offer competitively priced, high-speed services to business customers.

     The primary alternative methods of providing high-speed Internet access include cable modems, wireless technology and satellite technologies. Cable modem service targets the residential market and theoretically can provide faster download speeds than DSL, if access is provided over a line with a single user. However, because of the cable modems' method of data transmission and cable layout patterns, all cable modem users in a particular neighborhood share the same bandwidth, and download speeds slow as the number of users in that neighborhood increases. Both wireless and satellite technologies enable users to transmit and receive information using radio frequencies at transmission speeds close or comparable to DSL transmission speeds; however, neither technology has yet achieved widespread acceptance, and neither technology can make use of the existing physical infrastructure that the incumbent local exchange carriers have developed and maintained. Technology for providing high-speed data services is rapidly evolving, however, and our success will depend upon DSL technology remaining competitive with these and other emerging technologies.

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

DSL LINE INSTALLATION AND MAINTENANCE

     Competitive local exchange carriers gain access to the local loop and deploy DSL by leasing space in an incumbent local exchange carrier's central office, installing network equipment in this space and leasing specific copper telephone lines to connect subscribers. Incumbent local exchange carriers must connect copper lines as requested from the competitive local exchange carriers' leased space to subscriber locations, a process that tends to be labor intensive. When a competitive local exchange carrier orders a line from their equipment to the subscriber's site, the incumbent local exchange carrier's personnel must manually complete one or more connections. These include connections inside the central office, at the subscriber's site and possibly at various points throughout the local loop.

     The following diagram illustrates a typical network configuration and installation procedures for competitive local exchange carrier DSL deployment.

                                      LOGO

DSL DEPLOYMENT CHALLENGES

     Despite the new revenue opportunity DSL provides for local exchange carriers, there are several major challenges in deploying and maintaining a new DSL infrastructure that have slowed deployment. The challenges include:

     DSL INSTALLATION IS DIFFICULT, EXPENSIVE AND LABOR INTENSIVE. DSL installation requires one or more connections to the copper line in a process that uses manual labor and hand-held test tools. A common problem that arises with local exchange carriers deploying DSL is human error in installing the copper line. To ensure that the line has been correctly connected, technicians rely on standard analog voice tools that attach to the copper lines at any point in order to correctly identify the line. This technique relies upon incumbent local exchange carrier voice equipment that generates audible dial tones as well as an audible identification code associated with a particular line. Since a competitive local exchange carrier's DSL lines are not connected to this voice equipment, an audible dial tone is not available. Without this line identification information, connections are often performed incorrectly at one or more of the various points throughout the network. Discovering and correcting these mistakes by dispatching service personnel into the field is costly and leads to delays in establishing service.

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

     DSL SERVICES ARE DEPENDENT ON COPPER LINE LENGTH AND QUALITY. DSL operates at higher frequencies than traditional analog voice service and is therefore more dependent on the length and quality of the copper line and more easily affected by electrical interference. Because various devices connected to, or faults occurring on, the copper line can cause problems for DSL, they must be identified in advance so that the line can be properly prepared for DSL service. In addition, a greater range of frequencies must be monitored to fully qualify the line and detect electrical interference. For local exchange carriers to efficiently maintain DSL services, they must be able to qualify and monitor copper lines. To date, a significant amount of on-site labor and expensive hand-held test equipment has been required to install, qualify, maintain and troubleshoot lines for DSL.

     DSL MAINTENANCE IS COMPLEX. Because DSL runs on the local loop, DSL networks require local exchange carriers to deploy DSL equipment in a large number of central offices in order to provide service in a broad geographic region. One necessary piece of equipment is known as a DSL access multiplexer, which receives signals from multiple DSL connections and puts the signals on a larger, high-speed transmission line. Local exchange carriers must sometimes send technicians to individual central offices to reconnect lines, to correct equipment failures or to change subscriber services. For example, in the event of a DSL access multiplexer failure, the local exchange carrier would need to either replace the defective equipment or manually reconnect the subscriber lines around the failure. These on-site service calls to the central office can be costly and lead to delays in service availability. Given the rapid and wide-scale deployment of DSL technology and the need for guaranteed levels of service, local exchange carriers are increasingly automating and remotely managing activities related to DSL deployment and maintenance.

NEED FOR A PURPOSE-BUILT SOLUTION

     Given the historically exclusive use of the copper local loop infrastructure by incumbent local exchange carriers for voice traffic, most equipment vendors have focused on the needs of the incumbent local exchange carriers and their traditional analog voice services. These vendors have not developed products optimized for the unique requirements of competitive local exchange carriers and new digital services. Traditional systems, often based on proprietary software, are difficult and expensive to integrate with new DSL equipment and modern operational support systems. We believe widespread deployment of competitive DSL services requires new infrastructure equipment with standard interfaces providing for the automation and remote management of line installation, qualification and maintenance that would otherwise be manually implemented.

THE TURNSTONE SOLUTION

     Our Copper CrossConnect CX100 product family improves the efficiency of installing and managing DSL services while delivering the high levels of reliability and scalability needed in a large, complex network. We believe that our CX100 product family is the first solution designed and built specifically to enable local exchange carriers deploying DSL to automate and remotely control the installation, qualification and maintenance of copper telephone lines in a local loop. Our CX100 product family consists of the Copper CrossConnect CX100 and associated modules and the CrossWorks suite of software applications. The CX100 product family is designed specifically to enable the rapid and efficient deployment of high-speed digital services on the existing local loop. The CX100 is typically deployed between one or more DSL access multiplexers and the copper subscriber lines. Additional modules can be added to the CX100 over time as subscriber count increases and as more modules are added to DSL access multiplexers. The CX100 enables local exchange carriers to remotely qualify, manage and control the copper lines. CrossWorks can operate independently or be integrated with a local exchange carrier's operational support system, enhancing efficiency and scalability.

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

     The benefits of our solution include:

     RAPID AND EFFICIENT DSL DEPLOYMENT. Our CX100 enables carriers to remotely perform line qualification, testing and maintenance on any line connected through the system. Accurate line qualification and testing enable local exchange carriers to rapidly and efficiently deploy DSL services. The CX100 provides local exchange carriers with critical testing capabilities, including traditional tests performed on analog lines as well as advanced tests that are appropriate for DSL network environments. Our customers can remotely confirm if a particular copper line is properly connected into the central office, and whether it can support a specific type and speed of DSL service prior to deploying field personnel for installation at the subscriber site. The CX100 can also generate audible tones on any set of lines, providing field personnel with a convenient mechanism for ensuring lines are correctly connected during DSL installation. These features are also useful for performing fault isolation and maintenance on DSL subscriber lines after service is installed and operational.

     IMPROVED NETWORK RELIABILITY. The CX100 improves network reliability and availability by providing local exchange carriers with remote service modification and restoration capabilities, enabling local exchange carriers to offer guaranteed levels of service. For example, in the event of a DSL access multiplexer failure, our customers can rapidly restore services by remotely reconnecting the affected lines around the problem, a process we call protection switching. Carriers can also use the protection switching capability to remotely modify a customer's service type quickly and cost effectively. The ability to remotely modify a customer's services is useful for handling unforeseen installation problems or responding quickly to service change requests without the requirement for costly on-site labor.

     AUTOMATED OPERATIONS. Our CrossWorks software operates in conjunction with the CX100 to automate the collection, analysis and archiving of information regarding subscribers, line assignments, test histories and other information. Raw test data can be automatically gathered at programmed intervals and analyzed, generating pass/fail notifications based on user-defined thresholds for particular services. All of the information is automatically stored and is available for future troubleshooting or trend analysis. CrossWorks also includes automated network administration capabilities such as software upgrades, backups and alarm tracking. CrossWorks may be integrated with service providers' existing operational support systems using open, standard interfaces or operated as a stand-alone application.

     COMPATIBLE WITH ALL SERVICES AND PLATFORMS. The CX100 is designed to be compatible with all types of local loop services and all types of DSL access multiplexers. A single CX100 may be deployed with multiple DSL access multiplexers from a variety of vendors, including Alcatel, Cisco, Copper Mountain, Lucent, Nokia and Paradyne. With our solution in place, local exchange carriers can deploy next-generation equipment to support emerging DSL services as well as leverage existing investments in networking equipment that support more traditional services.

STRATEGY

     Our objective is to be the leading provider of products to enable local exchange carriers to automate and remotely control the installation, qualification and maintenance of copper telephone lines for DSL service. Key elements of our strategy include:

     INCREASE PENETRATION IN THE COMPETITIVE LOCAL EXCHANGE CARRIER MARKET. Our initial target customers are competitive local exchange carriers specifically focused on offering DSL services to business users. We expect that our target market will grow as new competitive local exchange carriers emerge and as established competitive local exchange carriers supplement their existing services with DSL service offerings for businesses. We believe our early success with competitive local exchange carriers such as BlueStar, Covad Communications, DSL.net, Jato Communications, Network Access Solutions and Rhythms NetConnections Inc. will better enable us to market to other competitive local exchange carriers as they deploy DSL.

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

     PENETRATE NEW MARKETS AS THEY EMERGE. We believe incumbent local exchange carriers and local exchange carriers in other countries will gradually convert their installed base of analog, voice equipment to more efficient DSL equipment due to superior economics, demand for new services and continued deregulation. We intend to add features to our existing products to make our solutions more attractive to incumbent local exchange carriers and local exchange carriers in other countries. We plan to expand our sales, marketing and support capabilities to meet the growing demand for high-speed access solutions and increase our brand recognition both domestically and internationally.

     ENHANCE PRODUCT OFFERINGS. We believe that our core product offerings can be enhanced to offer better value to existing and new customers and plan to continue adding features and functionality to increase the utility and applicability of our product offerings. Since our products have been deployed by a number of our customers, we have developed an understanding of the challenges facing these carriers, which better enables us to design additional features and capabilities into the CX100 product family. We expect to invest significant development resources in the areas of service qualifications, network management, operational support system interfaces and manufacturing cost reductions. In addition, we plan to seek regulatory approvals and certifications so that our products may be deployed outside the United States.

     DEVELOP RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS. Although we primarily market our products through our direct sales force, we believe original equipment manufacturer relationships can enhance our market position and make us a more attractive vendor to a broader base of customers. We have formed an original equipment manufacturer relationship with Lucent Technologies, who has chosen to resell the CX100 as a co-branded system. We expect this relationship to expand our distribution and customer support capacity globally as well as satisfy the equipment financing requirements of certain customers. In the future, we expect to develop other original equipment manufacturer relationships in order to penetrate additional customer segments or market our products in international markets.

     LEVERAGE RELATIONSHIPS WITH COMPLEMENTARY EQUIPMENT VENDORS. The CX100 is compatible with a variety of DSL equipment as well as analog telephone equipment. The CX100 may be used with multiple DSL access multiplexers from a number of vendors, including Alcatel, Cisco, Copper Mountain, Lucent, Nokia and Paradyne. Because our solution is complementary to DSL access multiplexers, we believe DSL access multiplexer vendors are likely to recommend our products to their customers. We intend to make our product an attractive complement to all DSL access multiplexer vendors and to further encourage joint sales and marketing activities. We are also working with vendors of hand-held line test equipment in order to provide more sophisticated capabilities.

     OUTSOURCE MANUFACTURING. We outsource manufacturing of our products including material procurement, board level assembly, final assembly, test and shipment to our customers. We use automated design, manufacturing and test processes to minimize cycle times and improve product quality. We believe that continuing this arrangement will lower our manufacturing costs, provide us with more flexibility to scale our operations to meet changing demand and allow us to focus our engineering resources on new product development and product enhancements.

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

PRODUCTS

     The CX100 is typically deployed in a telephone company's central office between one or more DSL access multiplexers and the copper subscriber lines. CX100 modules may be added over time as subscriber count increases and as more DSL access multiplexer modules are added. With the CX100 our customers can remotely qualify and monitor copper lines as well as verify connections to subscriber sites. We also offer a suite of software modules, called CrossWorks, which enables our customers to more efficiently control the CX100, enhancing remote or automated management of the local loop. We expect that these core technologies will serve as the basis for future generations of products.

     Pictured below is the CX100 deployed in the telephone company's central office.

                                      LOGO

     COPPER CROSSCONNECT CX100. The CX100 is a modular product designed for central office environments and is compliant with network equipment building standards. The base system, which depends on customer configuration, typically consists of one CX100 chassis, one P100 module that provides the management and control functions of the CX100 and one or more L140 modules that provide access to copper telephone lines. The base system is installed and fully cabled in a central office, with additional modules added over time as subscriber count increases and as more DSL access multiplexer modules are added. All modules may be inserted or removed while the system is operational and are automatically recognized and inventoried by the system upon insertion. All modules, indicators and switches are accessible from the front of the system, consistent with current industry practices. The CX100 supports dual 48-volt power feeds. In the event of loss of power, the CX100 maintains all connections with no loss of subscriber service. The CX100 chassis is available in

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

19 and 23 inch configurations. The 19 inch version supports 425 lines, and the 23 inch version supports 550 lines. The following modules are currently available:

     P100. The P100 module provides management and control functions for the system and has line qualification functionality. The P100 supports Ethernet, serial port or dial-up modem access for management, as well as access for interfacing to external test gear.

     L140. The L140 module provides access to the P100 and connections for up to 25 copper lines. L140 module may be added over time as subscriber count increases and as more DSL access multiplexer modules are added.

     M101. The M101 module provides a six-port Ethernet hub and four contacts for monitoring physical alarms in central offices. This optional module provides a convenient management connectivity solution between multiple network products within the central office.

     CROSSWORKS. CrossWorks is a suite of software products that enable service providers to automate physical management of a large volume of copper lines when using CX100 systems.

     The following diagram shows how our CrossWorks software interfaces with a competitive local exchange carrier's operational support system.

                                      LOGO

     CrossWorks employs a client-server architecture that offers flexible integration with existing operations and support systems. The CrossWorks server, which performs most of the automation work, can be accessed via standard interfaces, such as common object request broker architecture, commonly known as CORBA, JAVA, remote method indication, commonly known as RMI, simple network management protocol, commonly known as SNMP, or distributed component object model, commonly known as DCOM, allowing a service provider to use its own user interface. Alternatively, a service provider can use CrossWorks as a standalone client-server application. With either of these approaches, CrossWorks is designed to interface with the service provider's existing database through a standard application programming interface. These options are designed to provide the

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

service provider with automated system capabilities while leveraging its existing operational support systems infrastructure.

     The CrossWorks suite consists of the following modules:

     - CROSSTEST for line qualification and line history tracking;

     - CROSSSCOPE for frequency analysis of local loops;

     - CROSSCONFIG for comprehensive network configuration and administration of multiple CX100s; and

     - CROSSVIEW for basic management of individual CX100s.

CUSTOMERS

     In the year ended December 31, 1999, customers who accounted for more than $100,000 of revenue included Bluestar Communications, Covad Communications, DSL.net, Jato Communications, MCI Worldcom, MGC Communications, Network Access Solutions, Network Plus, Nokia, Primary Networks and Rhythms NetConnections. As of December 31, 1999, we had shipped over 2,500 CX100 systems. In the year ended December 31, 1999, Rhythms NetConnections accounted for approximately 41% of our revenues, Network Access Solutions accounted for approximately 19% of our revenues, and Covad Communications accounted for approximately 11% of our revenues. In addition, our non-exclusive original equipment manufacturer relationship with Lucent Technologies accounted for 15% of our revenues. We have no long-term contracts with any of our customers, and they may reduce or discontinue their purchases at any time.

SALES AND MARKETING

     We sell and market our products through our direct sales force and an indirect channel.

     DIRECT SALES. Our direct sales effort in North America is directed by four regional sales managers. To date, our direct sales efforts have been primarily focused on competitive local exchange carriers deploying DSL, and we expect to target other local exchange carriers who deploy DSL in the future. We plan to expand our direct sales organization internationally in the future. We also have eight systems engineers who support our regional sales managers and work with customers' engineering and operations personnel to improve their ability to use and integrate our products. Direct sales accounted for approximately 85% of our revenues for the year ended December 31, 1999.

     INDIRECT SALES. We have entered into an original equipment manufacturer agreement with Lucent Technologies, a leader in the global telecommunications equipment market. Under this agreement, we co-brand the CX100 with Lucent, which resells the CX100 products. Lucent offers DSL access equipment and services, including vendor financing, which facilitate the sale of our products and services. Lucent generally provides first level support for our products to its customers. Our agreement allows Lucent to sell our product on a worldwide, nonexclusive basis. Under our agreement, Lucent provides monthly, nonbinding, twelve-month forecasts of Lucent's anticipated orders. The contract contains no minimum purchase requirements and is terminable by Lucent at any time. Products are shipped against individual purchase orders. The agreement expires in August 2002 but may be renewed by agreement of both parties for an additional twelve month period.

     Our marketing organization is responsible for sales support, product presentations, documentation and pricing, as well as new product and feature definition. Our marketing organization also performs activities such as marketing communications, marketing research, trademark administration and other support functions.

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CUSTOMER SERVICE AND SUPPORT

     We believe a high level of continuing service and support is critical to our long-term success. We offer comprehensive hardware and software maintenance and support programs for our products. The majority of our service and support activities are related to training, troubleshooting and network management. These services are provided by telephone, email and directly at customer locations using personnel from our customer support group. We also offer various training courses for our direct customers and original equipment manufacturers.

RESEARCH AND DEVELOPMENT

     We have assembled a team of highly skilled engineering professionals who are experienced at designing data networking equipment and network management software. Our engineering personnel have expertise in a number of fields, including digital loop carrier design, voice and data switching technology, local loop equipment design and operations support systems. During the year ended December 31, 1999, we spent $5.7 million on research and development. As of December 31, 1999, we had a total of 33 employees engaged in research and development.

     We believe that our future success depends on our continued ability to adapt to the rapidly changing local loop market, to maintain our expertise in loop management and to continue anticipating and satisfying our customers' evolving needs. We continually review and evaluate technological and regulatory changes affecting the local exchange carrier market and seek to offer products and capabilities that solve customers' operational challenges and improve their efficiency.

     Through our research and development efforts, we created our CrossWorks suite of software products that enable more efficient integration of our CX100 systems' functions into our customers' operations support systems. We believe that our extensive experience designing and implementing high-quality network components has enabled us to develop high-value integrated systems solutions.

     We are currently investing significant resources in operational support systems interfaces and capabilities, automated testing, new modules optimized for specific applications and support for additional industry standards, including international compliance testing for our products.

COMPETITION

     The market for telecommunications equipment is highly competitive. A number of companies that have traditionally produced products for analog voice networks market products that compete with ours. These companies include: Harris Corporation, Hekimian Laboratories, Hewlett-Packard Company, Inrange Technologies Corporation, Lucent Technologies, Nortel Networks, Teradyne Corporation and Tollgrade Communications. In addition, a number of smaller companies are expected to introduce products that will compete with ours.

     We also compete with DSL equipment providers including Lucent, Nortel, Nokia and Alcatel, who have announced plans to incorporate competitive features and functionality into their DSL access multiplexers. To the extent we expand the capabilities of our products to incorporate functionality traditionally contained in other equipment, we may also face increased competition from other vendors.

     Remaining competitive in our markets will require a continued high level of investment in research and development, marketing, and customer service. The principal competitive factors in our market include:

     - speed of new product introductions to market;

     - depth of product functionality;

     - ease of installation, integration and use;

     - system reliability and performance;

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

     - price and financing terms;

     - technical support and customer service;

     - size and stability of the vendor's operations; and

     - compliance with government and industry standards.

     Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets, thereby further intensifying competition. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully.

     The markets for high-speed telecommunications products are characterized by rapid technological developments, frequent enhancements to existing products and new product introductions, changes in end user requirements and evolving industry standards. The emerging nature of these products and services and their rapid evolution requires us to continually improve the performance, features and reliability of our products, particularly in response to competitive product offerings. Current or future competitors may foresee the course of market developments more accurately than we do and may introduce products incorporating superior or alternative technologies that could render our products obsolete.

     Our products are primarily used in DSL-based service applications that use copper lines. Numerous other high-speed access technologies, including cable modems, satellite technology and wireless technologies compete with DSL-based services. These competing technologies may ultimately prove to be superior to DSL-based services and reduce or eliminate the demand for our products. The properties of copper lines limit the speed and distance over which data can be transmitted. Service levels degrade as distance from the central switching station increases. Other competing technologies, such as wireless and cable, are not subject to such limitations. Our products may become obsolete as a result of the development of competing technologies that are more reliable, faster and less expensive than DSL.

MANUFACTURING

     Our manufacturing operation is entirely outsourced. We have entered into an agreement with A-Plus Manufacturing, under which we subcontract manufacturing of our products. A-Plus Manufacturing, located in San Jose, California, is an established contract manufacturer with ISO 9002 and Telecordia, formerly Bellcore, certifications. These certifications relate to the manufacturer's compliance with industry standards for quality control procedures and telecommunications products. This subcontracting arrangement includes material procurement, board level assembly, final assembly, test and shipment to our customers. We utilize automated design, manufacturing and test processes to minimize cycle times and improve product quality. We design and implement all of the tests that are required to meet internal and external quality standards, and routinely monitor product quality via on-site inspections. This arrangement provides us with the following benefits:

     - we operate without substantial space dedicated to manufacturing operations;

     - we conserve a significant portion of the working capital that would be required for funding inventory; and

     - we can more easily adjust manufacturing volumes to meet changes in demand.

     A combination of standard parts and components are used, which are generally available from more than one vendor, and a number of key components are purchased from sole or limited source vendors for which alternative sources are not currently available. There are no guaranteed supply arrangements with these suppliers, and we or our contract manufacturer may fail to obtain these supplies in a timely manner in the future. Delivery delays, supply interruptions or the discontinuation of these components could result in delays or reduction in product shipments and revenues. In addition,

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

the purchase of these components on a sole source basis subjects us to risks of price increases and potential quality assurance problems.

     Our contract manufacturer currently purchases key components for which there are currently no substitutes available from approximately 12 suppliers. All of these components are critical to the production of our products, and competition exists with other manufacturers for these key components. While alternative suppliers may be available, we must first identify these suppliers and qualify them. Qualifying additional suppliers is time-consuming and expensive. We cannot be certain that we will be able to qualify or identify alternative suppliers in a timely fashion, or at all. In addition, our contract manufacturer may not be able to obtain sufficient quantities of these components from existing or future suppliers on the same or substantially the same terms as are currently available. Consolidations involving suppliers could further reduce the number of alternatives and affect the cost of components. An increase in the cost of components could make our products less competitive and result in lower margins.

     Financial or other difficulties faced by these suppliers or significant changes in market demand for these components could limit the availability of these components. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers, cause us to lose sales to existing and future customers and harm our operating results and financial condition.

     In addition, lead times for some of the materials and components we use are very long and depend on factors such as the specific supplier, contract terms and demand for each component at given time. Our contract manufacturer also may experience shortages of components from time to time, which also could delay the manufacturing of our products. Additionally, long lead times for some materials and components have in the past, and may in the future, cause us to attempt to mitigate these lead times by purchasing inventories of some parts ourselves, increasing our costs and risk of obsolescence. If we fail to carry a sufficient inventory of long lead time items, if lead times increase or if demand for our products increases unexpectedly, we may have insufficient access to components necessary to meet demand for our products on a timely basis.

INTELLECTUAL PROPERTY

     We rely on a combination of copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary rights. We have filed one patent application to date. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. These steps may fail to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Other parties may independently develop competing technology. Attempts may be made to copy aspects of our products or to obtain and use information that we regard as proprietary. We presently have no patents and no patent applications. Our existing and future patent applications, if any, may not be approved, any issued patents may not protect our intellectual property, and any issued patents may be challenged by third parties. Any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues.

     We employ a variety of intellectual property in the development and manufacturing of our products. We believe that the loss of all or a substantial portion of our intellectual property rights could have a material adverse effect on our results of operations. Our intellectual property protection measures might not be sufficient to prevent misappropriation of our technology. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. From time to time, we may desire or be required to renew or to obtain licenses

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

from others in order to further develop and market commercially viable products effectively. Any necessary licenses might not be available on reasonable terms.

     To date, we have not been notified that our products infringe the proprietary rights of third parties, but in the future third parties might claim infringement by us with respect to our current or future products. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

     - cease selling, incorporating or using products or services that incorporate the infringed intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

     - redesign those products or services that incorporate the disputed technology.

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

     We have registered Turnstone Systems and the Turnstone Systems logo as trademarks. Copper CrossConnect CX100 is also our trademark. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

EMPLOYEES

     As of December 31, 1999, we had a total of 73 employees, all of whom were based in the United States. Of the total, 33 were engaged in research and development, 19 were engaged in sales, marketing and customer support, 12 were engaged in operations, and 9 were in administration and finance. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are good.

FACILITIES

     As of December 31, 1999, our principal administrative, sales, marketing and research and development facility occupied approximately 20,300 square feet in Mountain View, California under a sublease that expires in September 2002. We have sales offices throughout the United States, including regional sales offices in Colorado, Illinois, Massachusetts and Virginia. We expect to require additional office space within the next 12 months.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our executive officers and directors as of December 31, 1999.

               NAME                 AGE                           POSITION
               ----                 ---                           --------
Richard N. Tinsley(1).............  35    President, Chief Executive Officer and Director
P. Kingston Duffie(1).............  39    Chief Technology Officer and Director
M. Denise Savoie..................  44    Chief Financial Officer and Vice President, Business
                                          Operations
Eric J. Andrews...................  34    Vice President, Marketing
Michael A. Crumlin................  38    Vice President, Sales and Customer Service
John Loiacono IV..................  36    Vice President, Business Development
Catherine Millet..................  47    Vice President, Engineering
Shames S. Panahi..................  41    Vice President, Operations
Robert J. Finocchio, Jr.(2).......  48    Director
John K. Peters(3).................  51    Director
Andrew W. Verhalen(2).............  43    Director
Geoffrey Y. Yang(3)...............  40    Director

-------------------------
(1) Member of Stock Option Grant Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

     RICHARD N. TINSLEY cofounded Turnstone Systems in January 1998 and has served as President and Chief Executive Officer and as a director since that time. From August 1997 to December 1997, Mr. Tinsley was a consultant to the venture capital firms Institutional Venture Partners and Benchmark Capital Partners. From September 1993 to August 1997, Mr. Tinsley held various positions at Newbridge Networks, a designer and manufacturer of networking products, most recently as Vice President and General Manager, VIVID Business Unit. Mr. Tinsley holds an M.B.A from the University of Dallas and a B.S. in electrical engineering from Rensselaer Polytechnic Institute.

     P. KINGSTON DUFFIE cofounded Turnstone Systems in January 1998 and has served as Chief Technology Officer and as a director since that time. From January 1998 to April 1999, he also served as Vice President, Engineering. From August 1997 to January 1998, Mr. Duffie was a consultant to Institutional Venture Partners and Matrix Partners. From May 1997 to July 1997, Mr. Duffie was Assistant Vice President, Engineering, Data Communications division, for Ascend Communications, a developer and manufacturer of wide area networking equipment. From March 1993 until April 1997, Mr. Duffie was Chief Technology Officer at Whitetree, Inc., a developer and manufacturer of high-speed switching products, which was acquired by Ascend Communications in April 1997. From April 1994 until August 1996, he also served as Vice President, Engineering of Whitetree. Mr. Duffie holds an M.S. in electrical engineering from McGill University in Montreal and a B.Sc. (Eng.) in engineering physics from Queen's University in Kingston, Ontario.

     M. DENISE SAVOIE cofounded Turnstone Systems in January 1998 and has served as Chief Financial Officer and Vice President of Business Operations since that time. From May 1997 to December 1997, Ms. Savoie worked as an independent consultant. From May 1993 until May 1997, Ms. Savoie served as Vice President of Business Operations and Chief Financial Officer at Whitetree. Ms. Savoie holds a B.A. in economics from the University of Michigan and a B.A. in art from Whitman College.

     ERIC J. ANDREWS joined Turnstone Systems in February 1998 and has served as Vice President, Marketing since that time. From April 1993 to January 1998, Mr. Andrews held various marketing positions at Newbridge Networks, most recently as Assistant Vice President of Marketing, VIVID Business Unit. Mr. Andrews holds an M.S. and a B.S. in computer science and electrical engineering from the Massachusetts Institute of Technology.

     MICHAEL A. CRUMLIN joined Turnstone Systems in March 1999 and has served as Vice President, Sales and Customer Service since that time. From August 1998 to February 1999, Mr. Crumlin was Vice President of Business Development for e.spire Communications, a provider of integrated communications services. From November 1996 to August 1998, Mr. Crumlin was Director of Marketing of Yurie Systems, a manufacturer of telecommunications equipment, which was acquired by Lucent Technologies, a provider of communications and networking products, in May 1998. From April 1995 to August 1996, Mr. Crumlin was a co-founder and Director of Marketing & Business Development of TSI TelSys, a developer of satellite data processing systems. Mr. Crumlin holds an M.B.A from the Harvard University Graduate School of Business and a B.S. in engineering from the United States Military Academy at West Point.

     JOHN LOIACONO IV joined Turnstone Systems in September 1999 and has served as Vice President, Business Development since that time. From September 1994 to September 1999, Mr. Loiacono was Director of Systems Engineering, Europe, Middle-East, Africa at Bay Networks, Inc., a provider of internetworking solutions, which was acquired by Nortel Networks, a supplier of telecommunications equipment products, in August 1998. Mr. Loiacono holds a B.S. in computer science from California State University - San Francisco.

     CATHERINE MILLET joined Turnstone Systems in April 1999 and has served as Vice President, Engineering since that time. From December 1997 to April 1999, Ms. Millet held various senior management positions at Advanced Fibre Communications, a designer and manufacturer of multi-service access solutions for telecommunications providers, most recently as Vice President of Engineering. From September 1994 to December 1997, Ms. Millet held various senior management positions at DSC Communications, a provider of telecommunications products, most recently as Vice President of Advanced Planning. Ms. Millet holds an M.S.E.E from the Ecole Superieure d' Electricite in Paris.

     SHAMES S. PANAHI joined Turnstone Systems in February 1998 and has served as Vice President, Operations since that time. From October 1995 to June 1997, Ms. Panahi was Director of Manufacturing at Whitetree. From June 1992 to October 1995, Ms. Panahi was Manufacturing Engineering Manager at Adaptive/Network Equipment Technologies, a designer and manufacturer of wide area networks. Ms. Panahi holds a B.S. in industrial engineering from Northwestern University.

     ROBERT J. FINOCCHIO, JR. has been a director of Turnstone Systems since September 1999. He has served as Chairman of the Board of Informix Corporation, a provider of database systems, since July 1997 and served as President and Chief Executive Officer of Informix from July 1997 to July 1999. From December 1988 until April 1997, Mr. Finocchio was employed with 3Com Corporation, a global data networking company, where he held various positions, most recently serving as President, 3Com Systems. Mr. Finocchio also serves as a director of Latitude Communications, a teleconferencing company, and Echelon Corporation, a developer of open, interoperable control networks. Mr. Finocchio is also a Regent of Santa Clara University. Mr. Finocchio holds an M.B.A. from the Harvard University Graduate School of Business and a B.S. in economics from Santa Clara University.

     JOHN K. PETERS has been a director of Turnstone Systems since June 1999. From July 1995 to present Mr. Peters has held the position of Executive Vice President as well as various other senior management positions at Concentric Network Corporation, a provider of Internet protocol-based network services. From February 1993 to July 1995, Mr. Peters served as President of Venture Development Consulting, a consulting firm specializing in new communications and information services. Mr. Peters holds an M.B.A. from the Stanford University Graduate School of Business and a B.S. in Statistics from Stanford University.

     ANDREW W. VERHALEN has been a director of Turnstone Systems since January 1998. Mr. Verhalen has been a partner of Matrix Partners, a venture capital firm, since April 1992. He also serves on the board of directors of Alteon WebSystems, a provider of Internet infrastructure solutions, Copper Mountain, a supplier of digital subscriber line-based communications products, Phone.com, a provider of Internet-based services for wireless telephones, and Watchguard Technologies, a provider of Internet security systems. Mr. Verhalen holds M.B.A, Masters of Engineering and B.S.E.E. degrees from Cornell University.

     GEOFFREY Y. YANG has been a director of Turnstone Systems since January 1998. Since June 1989, Mr. Yang has been a general partner of Institutional Venture Partners, a venture capital firm. He has also been a Managing Director of Redpoint Ventures, a venture capital firm, since October 1999. Mr. Yang is a director of MMC Networks, Inc., a developer of network processors, Ask Jeeves, Inc., a provider of natural-language question answering services on the Internet, and TiVo, a provider of personalized television services. Mr. Yang holds an M.B.A. from the Stanford University Graduate School of Business, a B.S.E. in Information Systems Engineering from Princeton University and a B.A. in economics from Princeton University.

     Upon completion of the offering, our bylaws will provide that executive officers are appointed by the board of directors and serve for periods as determined by the board of directors. Ms. Savoie is married to Mr. Duffie's brother. There are no other family relationships among any of our directors, officers or key employees.

BOARD OF DIRECTORS

     Upon completion of this offering, our bylaws will provide for a board of directors consisting of six members. Our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board of directors will be elected to terms expiring at the first annual meeting of stockholders after the closing of this offering, two will be elected to terms expiring at the second annual meeting of stockholders after the closing of this offering, and two will be elected to terms expiring at the third annual meeting of stockholders after the closing of this offering. Thereafter, each class of directors will be elected for three-year terms. Messrs. Tinsley and Duffie have been designated Class I Directors, whose term will expire at the annual meeting of stockholders held in 2000. Messrs. Verhalen and Yang have been designated Class II Directors, whose term will expire at the annual meeting of stockholders held in 2001. Messrs. Peters and Finocchio have been designated Class III Directors, whose term will expire at the annual meeting of stockholders held in 2002. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital Stock -- Antitakeover Effects of Provisions of Our Charter Documents".

BOARD COMMITTEES

     We established an audit committee in October 1999. The audit committee consists of Messrs. Verhalen and Finocchio, who have comprised the committee since its inception. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     We established a compensation committee in March 1999. The compensation committee consists of Messrs. Peters and Yang. Mr. Yang has served on the committee since its inception, and Mr. Peters has served as a member since October 1999. Mr. Verhalen was a member from inception of the committee until October 1999. The compensation committee reviews and recommends to the board of directors the compensation of all of our officers and directors, including stock compensation and loans, and establishes and reviews general policies relating to the compensation and benefits of our employees.

     We established a stock option grant committee in March 1999. The stock option grant committee consists of Messrs. Duffie and Tinsley, who have comprised the committee since its inception. The board of directors delegated the stock option grant committee the authority to act as administrator of the 1998 stock plan solely for the purpose of granting stock options to new and current employees within Board-approved guidelines, including those set forth in the 1998 and 2000 stock plans. The stock option grant committee is not authorized to grant stock options to our directors or executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

DIRECTOR COMPENSATION

     We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for certain expenses in connection with attendance at board of director and committee meetings. Under our 1998 stock plan, which will terminate upon completion of this offering, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors. We have previously granted options to Messrs. Peters and Finocchio. These grants are described under the caption "Certain Transactions -- Stock Option Grants to Directors". Upon completion of this offering, under our 2000 Stock Plan, nonemployee directors will receive automatic annual nondiscretionary stock option grants of 10,000 shares and will also be eligible to receive additional stock option grants at the discretion of the board of directors. Also, each person who joins our board of directors as a nonemployee director after the completion of this offering will be automatically granted an option to purchase up to 30,000 shares under the 2000 stock plan. For further information regarding the provisions of the 1998 Stock Plan and the 2000 stock plan, please refer to the discussion under the caption "Incentive Stock Plans".

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

     Upon completion of the offering, our certificate of incorporation will limit the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - a breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Upon completion of this offering, our certificate of incorporation will provide that we will indemnify our directors, officers and employees to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether we would have the power to indemnify him or her under Delaware law.

     In addition, we have entered into agreements to indemnify our directors and executive officers. These agreements provide for indemnification of our directors and executive officers for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by the director or executive officer in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The following table indicates the compensation earned for services rendered to Turnstone Systems in all capacities for the fiscal year ended December 31, 1999 by our Chief Executive Officer and our next most highly compensated executive officers who earned more than $100,000 during the fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                LONG-TERM
                                                               COMPENSATION
                                                                  AWARDS
                                                               ------------
                                       ANNUAL COMPENSATION      SECURITIES
                                      ---------------------     UNDERLYING        ALL OTHER
    NAME AND PRINCIPAL POSITIONS       SALARY       BONUS        OPTIONS        COMPENSATION
    ----------------------------      ---------    --------    ------------    ---------------
Richard N. Tinsley..................  $191,265     $114,759           --           $    --
  President and Chief Executive
     Officer
P. Kingston Duffie..................   153,461       57,548           --                --
  Chief Technology Officer
Eric J. Andrews.....................   143,230       53,711           --                --
  Vice President, Marketing
M. Denise Savoie....................   143,230       53,711           --                --
  Chief Financial Officer and
  Vice President, Business
     Operations
Michael A. Crumlin..................   118,076      138,388      385,000            14,055(1)
  Vice President, Sales and
  Customer Service

-------------------------
(1) Represents $14,055 in relocation expenses.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information relating to stock options granted to each of the executive officers named in the compensation table above during the fiscal year ended December 31, 1999. All of these options were granted under our 1998 stock plan and have a term of 10 years, subject to earlier termination in the event the optionee's services to us cease.

     The exercise prices of the options we grant are equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant. The exercise price may be paid by cash or check.

     Under our 1998 stock plan, in the event of an acquisition of Turnstone Systems by merger or asset purchase, the vesting of each outstanding option listed below will accelerate to the extent that it would have been vested on the date twelve months following the effectiveness of the acquisition.

Furthermore, if the acquiring corporation fails to assume or substitute the remaining unvested options, then all of the option shares will become immediately vested. See "-- Incentive Stock Plans -- 1998 Stock Plan".

     The potential realizable value is calculated by assuming that the price of our common stock increases from the assumed initial public offering price of $16.00 per share at assumed rates of stock appreciation of 5% and 10%, compounded annually over the 10 year term of the option, and subtracting from that result the total option exercise price. These assumed appreciation rates comply with the rules of the Securities and Exchange Commission and do not represent our prediction of the performance of our stock price.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                  POTENTIAL REALIZABLE
                                        PERCENT OF                               VALUE AT ASSUMED ANNUAL
                          NUMBER OF    TOTAL OPTIONS                                    RATES OF
                          SECURITIES    GRANTED TO                                 STOCK APPRECIATION
                          UNDERLYING     EMPLOYEES     EXERCISE                      FOR OPTION TERM
                           OPTIONS        DURING       PRICE PER   EXPIRATION   -------------------------
          NAME             GRANTED        PERIOD         SHARE        DATE          5%            10%
          ----            ----------   -------------   ---------   ----------   -----------   -----------
Richard N. Tinsley......        --            --%       $   --           --     $        --   $        --
P. Kingston Duffie......        --            --            --           --              --            --
Eric J. Andrews.........        --            --            --           --              --            --
M. Denise Savoie........        --            --            --           --              --            --
Michael A. Crumlin......   285,000          9.27          0.50       3/9/09       7,285,259    11,684,966

AGGREGATE OPTION EXERCISES AND OPTION VALUES

     The following table provides information relating to option exercises by the executive officers named in the summary compensation table during the fiscal year ended December 31, 1999, and the number and value of vested and unvested options held by those executive officers as of December 31, 1999.

     The "Value Realized" and the "Value of Unexercised In-the-Money Options at December 31, 1999" are based upon a value of $16.00 per share, the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.

     Options granted under our 1998 stock plan are immediately exercisable for all the option shares, but we may repurchase, at the original exercise price, any shares purchased under such options if the optionee's service relationship with us terminates before the shares are vested. The 1998 stock plan will terminate upon the closing of this offering, and no further option grants will be made under this plan. Options granted under the 2000 stock plan, which will become effective upon the closing of this offering, will not be exercisable prior to vesting.

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                              SHARES UNDERLYING     VALUE OF UNEXERCISED
                                                 VALUE       UNEXERCISED OPTIONS    IN-THE-MONEY OPTIONS
                                  SHARES        REALIZED              AT                     AT
                               ACQUIRED ON        FOR         DECEMBER 31, 1999       DECEMBER 31, 1999
                               EXERCISE OF     EXERCISED     --------------------   ---------------------
            NAME                 OPTIONS        OPTIONS       VESTED    UNVESTED     VESTED     UNVESTED
            ----               ------------   ------------   --------   ---------   --------   ----------
Richard N. Tinsley...........         --       $       --         --          --    $    --    $      --
P. Kingston Duffie...........         --               --         --          --         --           --
Eric J. Andrews..............         --               --         --          --         --           --
M. Denise Savoie.............         --               --         --          --         --           --
Michael A. Crumlin(1)........    142,500        2,208,750         --     142,500         --    2,208,750

-------------------------
(1) All shares acquired by Mr. Crumlin were unvested as of December 31, 1999 and subject to an option in favor of Turnstone Systems to repurchase unvested shares at their original purchase price in the event of a termination of Mr. Crumlin's employment.

CHANGE OF CONTROL AGREEMENTS

     Our 1998 stock plan and our 2000 stock plan provide, under some circumstances, for accelerated vesting upon a change of control of Turnstone Systems. The terms of this accelerated vesting are disclosed in detail below under "Incentive Stock Plans".

     In January 1998, Richard N. Tinsley and P. Kingston Duffie each purchased 3,027,145 shares of our common stock, and M. Denise Savoie purchased 2,421,210 shares of our common stock under founders' restricted stock purchase agreements. These agreements contain vesting provisions that give us the option to repurchase unvested shares at the original purchase price if the purchaser's service to the company is terminated. Upon a change of control of Turnstone, in each case, 75% of their shares that have not yet vested will vest and will no longer be subject to repurchase by us. If his or her employment with the surviving corporation is terminated within twelve months following the change of control, then all of his or her shares that have not yet vested will vest and will no longer be subject to repurchase. Each month, 1/48 of the total shares purchased by each of these individuals becomes vested. All of Mr. Tinsley's shares and all of Mr. Duffie's shares will be fully vested on October 1, 2001. All of Ms. Savoie's shares will be fully vested on January 19, 2002.

INCENTIVE STOCK PLANS

1998 STOCK PLAN

     Our 1998 stock plan was adopted by our board of directors in January 1998 and subsequently approved by our stockholders. Our 1998 stock plan provides for the grant of incentive stock options, nonstatutory stock options, or stock purchase rights to employees, directors and consultants. A total of 7,074,000 shares of common stock have been reserved for issuance under the 1998 stock plan.

     As of December 31, 1999, options to purchase 3,339,212 shares of common stock were outstanding and 803,376 shares were available for future grant. Upon completion of this offering, the 1998 stock plan will terminate, no further option grants will be made under the 1998 stock plan, and any shares reserved but not yet issued under the 1998 stock plan will be available for grant under the 2000 stock plan.

     Our board of directors administers the 1998 stock plan and may determine the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of the options. The board of directors has delegated responsibility for approving option grants to non-officer employees to the stock option grant committee. These grants must be within guidelines prescribed by the board of directors. Grants to executive officers or directors, however, require approval of the board of directors. The exercise price of incentive stock option grants to employees cannot be lower than 100% of the fair market value of the common stock on the date of grant. In the case of incentive stock options granted to employees who are holders of more than 10% of our voting power, the exercise price cannot be less than 110% of the fair market value. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years. Nonstatutory options granted to an employee, consultant or director who, at the time of grant, holds stock representing more than ten percent of the voting power of our capital stock, must have an exercise price of least 110% of the fair market value on the date of grant. Nonstatutory options granted to any other employee, consultant or director must have an exercise price of at least 85% of the fair market value on the date of grant. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the 1998 stock plan and/or cash awards made outside of the 1998 stock plan. Options and stock purchase rights granted under our 1998 stock plan generally become exercisable at the rate of 25% of the total number of shares subject to the option twelve months after the date of grant, and approximately 2.1% of the shares subject to the option each month thereafter. The board of directors may amend or terminate the 1998 stock plan at any time as long as the amendment or termination does not impair the rights of plan participants with respect to outstanding options under the 1998 stock plan.

     Option agreements under the 1998 stock plan between Turnstone Systems and each optionholder allow optionholders to purchase shares issuable under their option agreements before the shares have vested. All unvested shares issued under this early exercise provision are subject to repurchase by us at the original exercise price. All stock certificates representing exercised but unvested shares are held in escrow until the shares have vested.

     In the event we are acquired in a merger or asset purchase, each outstanding option and stock purchase right granted under the 1998 stock plan will vest to the extent that the option or stock purchase right would have been vested on the date twelve months following the effectiveness of the acquisition, and the successor corporation will assume or substitute an equivalent option for each outstanding option under the 1998 stock plan. In the event that the successor corporation refuses to assume or issue an equivalent option for each outstanding option, these options will become fully vested. Following an assumption or substitution in connection with a merger, if the successor corporation terminates an optionholder's status as an employee or consultant, other than for cause, within twelve months following the merger, then the optionholder's options will become fully vested. Furthermore, in event of a merger, options or stock purchase rights held by an outside director will become fully vested.

2000 STOCK PLAN

     Our 2000 stock plan was adopted by our board of directors in November 1999. It will become effective upon the effectiveness of this offering. The 2000 stock plan provides for the grant of incentive stock options, nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 2000 stock plan also provides for nondiscretionary grants of nonstatutory options to outside directors. Under this nondiscretionary grant mechanism, each outside director will receive an option to purchase 30,000 shares of our common stock at the time he or she first becomes a director. This initial grant will vest over three years in three equal annual installments. In addition, beginning with the 2001 annual meeting of stockholders, each outside director who has served as a director for at least the six preceding months will receive an option to acquire an additional 10,000 shares. Each of these incremental option grants will vest in full one year after all options previously granted to the director have fully vested. All options granted to outside directors under this nondiscretionary grant mechanism will have an exercise price equal to the fair market value of our common stock on the date of grant.

     A total of 5,000,000 shares of common stock have been reserved for issuance under the 2000 stock plan. No shares or options have been issued under the 2000 Stock Plan prior to this offering. An annual increase in the share reserve will be added on the first day of our fiscal year, beginning in 2001, equal to the lesser of:

     - 5,000,000 shares;

     - 6% of the outstanding shares on that date; or

     - a lesser amount determined by the board of directors.

     Our board of directors will administer the 2000 stock plan and will determine the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of incentive stock option grants to employees cannot be lower than 100% of the fair market value on the date of grant and, in the case of incentive stock options granted to employees who are holders of more than 10% of our voting power, not less than 110% of the fair market value. The exercise price of options granted to outside directors will be 100% of the fair market value on the date of grant. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the 2000 stock plan and/or cash awards made outside of the 2000 stock plan. Options and stock purchase rights granted under our 2000 stock plan generally become exercisable at the rate of 25% of the total number of shares subject to the option twelve months after the date of grant and approximately 2.1% of the shares subject to the option each month thereafter.

     If we are acquired in a merger or asset purchase, each outstanding option and stock purchase right granted under the 2000 stock plan will vest to the extent that such option or stock purchase right would have been vested on the date twelve months following the effectiveness of the acquisition, provided the successor corporation assumes or substitutes an equivalent option for each outstanding option. However, if the successor corporation refuses to assume or issue an equivalent option for each outstanding option, the options will become fully vested and exercisable. Following an assumption or substitution in connection with a merger, if the successor corporation terminates an optionholder's status as an employee or consultant other than for cause within twelve months following such merger, then the optionholder's options will become fully vested. Furthermore, in event of a merger, options or stock purchase rights held by an outside director will vest fully.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 employee stock purchase plan was adopted by our Board of Directors in November 1999. It will become effective upon the effectiveness of this offering. The 2000 employee stock purchase plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. A total of 500,000 shares of common stock has been reserved for issuance under the 2000 employee stock purchase plan, none of which has been issued prior to this offering. An annual increase in the share reserve under the 2000 employee stock purchase plan will be added on the first day of our fiscal year, beginning in 2001, equal to the lesser of:

     - 750,000 shares;

     - 2% of the outstanding shares on that date; or

     - a lesser amount determined by the board of directors.

     The 2000 employee stock purchase plan will be administered by our board of directors or by a committee appointed by the board of directors. The 2000 employee stock purchase plan will permit eligible employees to purchase common stock through payroll deductions of up to 15% of an employee's base compensation on each pay day during the offering period. However, no employee may purchase more than 1,000 shares in any six-month purchase period. Moreover, an employee may not purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time the option is granted, in one calendar year. Employees employed by us on a given enrollment date are eligible to participate during that offering period, provided they remain employed by us for the duration of that offering period.

     Unless the board of directors or its committee determines otherwise, the 2000 employee stock purchase plan will be implemented in a series of overlapping offering periods, each approximately twenty-four months in duration. However, the first offering period will be approximately 27 months in duration, ending on the last trading day on or before October 31, 2001. Offering periods contain four consecutive, six-month purchase periods, and will begin on the first trading day on or after May 1 and November 1 of each year and terminate on the last trading day in the period twenty-four months later.

     The first purchase period will commence on the date upon which the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission and terminate on the last trading day in the period ending October 31, 2000. If we are acquired, offering and purchase periods then in progress will be shortened and all options automatically exercised.

     The price at which common stock will be purchased under the 2000 employee stock purchase plan is equal to 85% of the fair market value of our common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment.

     The board of directors may amend or terminate the 2000 employee stock purchase plan at any time as long as the amendment or termination does not impair vesting rights of plan participants. The 2000 employee stock purchase plan will terminate in January 2010, unless terminated earlier in accordance with its provisions.

                              CERTAIN TRANSACTIONS

     The following is a description of transactions since inception in January 1998 to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management".

COMMON STOCK

     On January 2, 1998, we issued 3,027,145 shares of common stock to P. Kingston Duffie, one of our founders and directors and our Chief Technical Officer; 2,421,210 shares of common stock to M. Denise Savoie, one of our founders and our Chief Financial Officer; and 3,027,145 shares of common stock to Richard N. Tinsley, one of our founders and directors and our President and Chief Executive Officer, in each case at a price per share of $0.001. All these shares were issued under founders' restricted stock purchase agreements and are subject to a right of repurchase by Turnstone Systems, which lapses at a monthly rate of 1/48 of the total shares purchased by each individual over a period of four years. Mr. Duffie's and Mr. Tinsley's shares will become fully vested on October 1, 2001, and Ms. Savoie's shares will become fully vested on January 19, 2002. Vesting is subject to acceleration upon a change of control involving a merger, sale of all or substantially all of our assets or a shift in 50% or more of the voting power of our capital stock. Our repurchase rights lapse immediately after a change of control with respect to 75% of the shares then subject to the repurchase right. Our repurchase rights lapse with respect to all remaining unvested shares if the individual is constructively terminated or terminated without cause within twelve months after the change in control.

PREFERRED STOCK

     The following table summarizes the sales of preferred stock to our executive officers, directors and principal stockholders, and persons and entities associated with them, since our inception. Each share of Series A Preferred Stock and Series B Preferred Stock automatically converts into one share of common stock upon the closing of this offering. See "Principal Stockholders" for a summary of the affiliations of each of the persons and entities described below.

                                                                                       TOTAL VALUE OF
                                                      SERIES A          SERIES B       PREFERRED STOCK
                                                   PREFERRED STOCK   PREFERRED STOCK      PURCHASED
                                                   ---------------   ---------------   ---------------
Date of sale.....................................   January 1998      January 1999
Price per share..................................   $       0.50      $       1.95
Entities associated with our directors
  Entities Associated with Institutional Venture
     Partners....................................      4,800,000         1,213,882       $4,767,070
  Entities Associated with Matrix Partners.......      4,800,000         1,213,882        4,767,070
Entities Associated with Benchmark Capital.......      1,900,000           480,496        1,886,967

     Andrew W. Verhalen, one of our directors, is a general partner of Matrix Partners, one of our investors. Geoffrey Y. Yang, another director, is a general partner of Institutional Venture Partners. The entities associated with Benchmark Capital own more than 5% of our capital stock.

STOCK OPTION GRANTS TO DIRECTORS

     We have granted options to purchase a total of 200,000 shares of our common stock with a total exercise price of $870,000 to two of our directors in connection with the services they provide to us as members of our board of directors. Neither of these directors is an employee of Turnstone Systems or is affiliated with any of our principal stockholders. We believe that granting stock options to these outside directors helps us to attract and retain qualified directors.

     In June 1999, we granted to John K. Peters an option to purchase 40,000 shares of our common stock under our 1998 stock plan at a per-share exercise price of $1.75, the fair market value of a share of our common stock as determined by the board of directors on the date of the grant. The option was fully vested at the time of grant. Mr. Peters exercised the entire option in June 1999.

     In September 1999, we granted to Mr. Peters an option to purchase 60,000 shares under our 1998 stock plan at a per-share exercise price of $5.00, the fair market value of a share of our common stock as determined by the board of directors on the date of the grant. The option is subject to vesting over a four year period. None of these shares will vest during the twelve months after the grant date. The shares will begin vesting on the first anniversary of the date of grant on a monthly basis thereafter until all the shares are vested. The stock option agreement between Turnstone Systems and Mr. Peters provides for the early exercise of the option, and Mr. Peters exercised the entire option in September 1999. Under the 1998 stock plan, if Mr. Peters' service as a director is terminated, any unvested shares are subject to repurchase by us at the original per-share purchase price.

     In September 1999, we granted to Robert J. Finocchio, Jr. a stock option to purchase 100,000 shares under our 1998 stock plan at a per-share exercise price of $5.00, the fair market value of a share of our common stock on the date of the grant. The option is subject to vesting over a four year period, with an equal portion of the shares subject to the option vesting each month until all the shares are vested. The stock option agreement between Turnstone Systems and Mr. Finocchio provides for the early exercise of the option. Mr. Finocchio has not exercised any of the shares subject to this stock option.

INDEMNIFICATION

     We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management -- Limitations on Liability and Indemnification".

                             PRINCIPAL STOCKHOLDERS

     The following table provides information relating to the beneficial ownership of our common stock by each of the following as of December 31, 1999 and after completion of this offering:

     - each stockholder who owns at least 5% of our common stock;

     - each of the executive officers named in the summary compensation table and each of our directors; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined based on the rules of the Securities and Exchange Commission. The column entitled "Number of Shares Beneficially Owned" excludes the number of shares of common stock subject to options held by that person that are currently exercisable or that will become exercisable within 60 days after December 31, 1999. The number of shares subject to options that each beneficial owner has the right to acquire within 60 days of December 31, 1999 are listed separately under the column entitled "Number of Shares Underlying Options Beneficially Owned." These shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes, these stockholders have sole voting or investment power with respect to all shares, subject to applicable community property laws.

     The number and percentage of shares beneficially owned are based on

     - 26,353,842 shares outstanding as of December 31, 1999, including the assumed exercise for cash of a warrant to purchase 90,000 shares; and

     - the issuance of 3,000,000 shares in connection with this offering in this offering.

                                                              NUMBER OF         PERCENTAGE OF
                                                                SHARES              SHARES
                                              NUMBER OF       UNDERLYING      BENEFICIALLY OWNED
                                                SHARES         OPTIONS       --------------------
                                             BENEFICIALLY    BENEFICIALLY     BEFORE      AFTER
   NAME AND ADDRESS OF BENEFICIAL OWNER         OWNED           OWNED        OFFERING    OFFERING
   ------------------------------------      ------------    ------------    --------    --------
Institutional Venture Partners(1)..........    6,013,882             --        22.8%       20.5%
  3000 Sand Hill Road
  Building 2, Suite 290
  Menlo Park, California 94025

Matrix Partners(2).........................    6,013,882             --        22.8        20.5
  Bay Colony Corporate Center
  1000 Winter Street, Suite 4500
  Waltham, Massachusetts 02451

Benchmark Capital Partners(3)..............    2,380,496             --         9.0         8.1
  2480 Sand Hill Road
  Suite 200
  Menlo Park, California 94025

Andrew W. Verhalen(4)......................    6,013,882             --        22.8        20.5
Geoffrey Y. Yang(5)........................    6,013,882             --        22.8        20.5
P. Kingston Duffie(6)......................    3,007,145             --        11.4        10.2
Richard N. Tinsley(7)......................    3,012,345             --        11.4        10.3
M. Denise Savoie(8)........................    2,391,210             --         9.1         8.1
Eric J. Andrews(9).........................      632,500             --         2.4         2.2
Michael A. Crumlin(10).....................      142,500        142,500         1.1         1.0
John K. Peters(11).........................      100,000             --           *           *
Robert J. Finocchio, Jr....................           --        100,000           *           *
All directors and officers as a group (12
  persons)(12).............................   21,621,964      1,114,000        82.8        74.6

-------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Includes 5,595,719 shares held by Institutional Venture Partners VII, L.P., 117,850 shares held by Institutional Venture Management VII, L.P., 178,925 shares held by IVP Founders Fund I, L.P., and 121,388 shares held by IVP Broadband Fund L.P. Geoffrey Y. Yang, a director of Turnstone Systems, is a general partner of Institutional Venture Management VII, the general partner of Institutional Venture Partners VII. The other general partners of Institutional Venture Management VII are Samuel D. Colella, Reid W. Dennis, Mary Jane Elmore, Norman A. Fogelsong, Ruthann Quindlen, L. James Strand, William P. Tai and T. Peter Thomas.

 (2) Includes 5,412,493 shares held by Matrix Partners V, L.P. and 601,389 shares held by Matrix V Entrepreneurs Fund, L.P. Andrew Verhalen, a director of Turnstone Systems, is a managing member of Matrix V Management Co., L.L.C., the general partner of each entity. Mr. Verhalen has sole voting and dispositive power over the shares held by the entities associated with Matrix Partners. Mr. Verhalen disclaims beneficial ownership of the shares held by the entities associated with Matrix Partners, except to the extent of his pecuniary interest as a general partner.

 (3) Includes 1,614,548 shares held by Benchmark Capital Partners II, L.P., 170,927 shares held by Benchmark Founders' Fund II, L.P., 87,401 shares held by Benchmark Founders' Fund II-A, L.P., 27,124 shares held by Benchmark Members' Fund, L.P., and 480,496 shares held by Benchmark Capital Partners II, L.P. as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders' Fund II, L.P., Benchmark Founders' Fund II-A, L.P. and Benchmark Members' Fund, L.P. The general partners of Benchmark Capital Partners are David M. Beirne, Bruce W. Dunlevie, J. William Gurley, Kevin
     R. Harvey, Robert C. Kagle, Andrew S. Rachleff and Steve M. Spurlock.

 (4) Includes 6,013,882 shares held by entities affiliated with Matrix Partners. Mr. Verhalen is a managing member of Matrix V Management Co., L.L.C., the general partner of the entities associated with Matrix Partners. Mr. Verhalen disclaims beneficial ownership of the shares held by the entities associated with Matrix Partners, except to the extent of his pecuniary interest as a general partner.

 (5) Includes 6,013,882 shares held by entities affiliated with Institutional Venture Partners, of which Mr. Yang is a general partner. Mr. Yang disclaims beneficial ownership of the shares held by the entities affiliated with Institutional Venture Partners, except to the extent of his pecuniary interest as a general partner.

 (6) Includes 1,387,442 shares subject to repurchase as of December 31, 1999 by Turnstone Systems upon a termination of employment.

 (7) Includes 1,387,442 shares subject to repurchase as of December 31, 1999 by Turnstone Systems upon a termination of employment.

 (8) Includes 1,261,047 shares subject to repurchase as of December 31, 1999 by Turnstone Systems upon a termination of employment.

 (9) Includes 342,604 shares subject to repurchase as of December 31, 1999 by Turnstone Systems upon a termination of employment. Mr. Andrews acquired all of these shares upon the exercise of a stock option.

(10) All of these shares, which Mr. Crumlin acquired upon the exercise of a stock option, were subject to repurchase as of December 31, 1999 by Turnstone Systems upon a termination of employment.

(11) Includes 60,000 shares subject to repurchase as of December 31, 1999 upon a termination of status as a director. Mr. Peters acquired all of the shares upon the exercise of a stock option.

(12) Includes a total of 4,777,973 shares subject to repurchase as of December 31, 1999 by Turnstone Systems upon a termination of employment.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Immediately after this offering, based on shares outstanding as of December 31, 1999, we estimate there will be approximately 26,353,842 shares of common stock outstanding, 3,339,212 shares of common stock will be issuable upon exercise of outstanding options assuming there are no additional option grants after December 31, 1999 and that no shares of preferred stock will be issued and outstanding.

     The figure for outstanding shares of common stock upon completion of this offering reflects the issuance and conversion into common stock of 90,000 shares of Series A Preferred Stock in connection with the assumed exercise for cash of a warrant.

     Upon completion of this offering, our certificate of incorporation and bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of Turnstone Systems unless such takeover or change in control is approved by our board of directors.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. If this occurs, the holders of the remaining shares will not be able to elect any directors.

     Holders of our common stock are entitled to receive any dividends that our board of directors may declare from funds legally available for distribution. We have never declared or paid cash dividends on our capital stock and expect to retain future earnings, if any, for use in the operation and expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. In addition, we may in the future enter into agreements with lenders that could prohibit our paying cash dividends. In the event of liquidation, dissolution or winding up of Turnstone, the holders of common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     Effective upon the closing of this offering, we will be authorized to issue 5,000,000 shares of undesignated preferred stock. The board of directors has the authority without any further stockholder vote to issue the preferred stock in one or more series and to fix the price and rights of the preferred stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Turnstone. It could also adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

WARRANTS

     As of December 31, 1999, there were warrants outstanding to purchase 135,000 shares of Series A Preferred Stock.

     Comdisco, a provider of equipment leasing and financing services, holds a warrant to purchase 90,000 shares of Series A Preferred Stock that will expire on the effectiveness of our initial public offering. We have presumed this warrant will be exercised prior to the closing of this offering. The Comdisco warrant is exercisable at a price of $0.50 per share and may be exercised on a cash or cashless basis. In order to effect a cashless exercise, Comdisco would surrender the right to acquire shares under the warrant with a fair market value equal to the aggregate exercise price of the shares being exercised. For purposes of determining our outstanding capitalization in this prospectus, we have assumed that Comdisco will exercise its warrant for cash in connection with the offering.

     Silicon Valley Bank holds a warrant to purchase 45,000 shares of Series A Preferred Stock, which expires on June 1, 2003. The exercise price for this warrant is $0.50 per share. The exercise price for the warrant issued to Silicon Valley Bank is payable by cash, cancellation of indebtedness or a combination of the two.

REGISTRATION RIGHTS

     Set forth below is a summary of the registration rights of the holders of our Series A Preferred Stock and Series B Preferred Stock, each of which will convert into common stock immediately prior to the consummation of this offering.

     DEMAND REGISTRATION. Beginning six months following the closing date of the initial public offering of our common stock, the holders of registration rights may request that we register shares of common stock subject to our right, upon the advice of our underwriters, to reduce the number of shares proposed to be registered. In order to exercise these rights, at least 66 2/3% of the holders of registrable securities must make the request for registration, and these holders must request registration of at least 33 1/3% of the registrable securities then outstanding. We are obligated to effect only two registrations under this provision. If shares requested to be included in a registration must be excluded due to market factors, as determined by the managing underwriter, the shares registered on behalf of the selling stockholders will be allocated among all holders of shares with rights to be included in the registration on the basis of the number of shares with such rights held by such stockholders.

     PIGGYBACK REGISTRATION RIGHTS. Holders of registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or relating to this offering or business combinations subject to Rule 145 under the Securities Act. The underwriters may, for marketing reasons, limit the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration. In addition, we have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by any stockholders.

     FORM S-3 REGISTRATIONS. After we have qualified for registration on Form S-3, which will not be available until at least 12 months after we become a public reporting company, holders of registration rights may request in writing that we effect an unlimited number of registrations of such shares on Form S-3 if the gross offering price of the shares to be so registered in each such registration exceeds $1,000,000. We are not obligated to effect a registration on Form S-3 prior to expiration of 90 days following effectiveness of the most recent registration requested by the holders.

     TRANSFERABILITY. The registration rights are transferable upon notice by the holder to us of the transfer, provided that the transferee or assignee is an affiliate or constituent partner of the transferor or assignor, or the transferee or assignee acquires at least 500,000 shares, and assumes the rights and obligations of the transferor for such shares.

     TERMINATION. The registration rights will terminate for holders of less than 500,000 shares at such time after this offering as the registrable shares held by that holder may be sold within any three-month period under Rule 144 of the Securities Act of 1933. For holders of 500,000 or more shares, the registration rights will terminate on the first to occur of three years after the date we become subject to the reporting requirements of Section 12 of the Exchange Act, and the date on which the holder may sell all its shares under Rule 144.

ANTITAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER DOCUMENTS

     Some of the provisions of our certificate of incorporation and bylaws that will become effective upon the completion of this offering could make the following more difficult:

     - acquisition of Turnstone Systems by means of a tender offer;

     - acquisition of Turnstone Systems by means of a proxy contest or otherwise; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are generally expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Turnstone Systems to first negotiate with our board. We believe that the benefits of increased protection resulting from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Turnstone Systems outweigh the disadvantages of discouraging these proposals because we believe that the negotiation of these proposals could result in an improvement of their terms.

     ELECTION AND REMOVAL OF DIRECTORS. Upon completion of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Turnstone Systems because it generally makes it more difficult for stockholders to replace a majority of the directors. See
"Management -- Board of Directors" for a further discussion of the structure of the Board of Directors.

     STOCKHOLDER MEETINGS. Upon completion of this offering, under our bylaws, only the board of directors, the chairman of the board, the president and chief executive officer may call special meetings of stockholders.

     REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Upon completion of this offering, our bylaws will contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     ELIMINATION OF CUMULATIVE VOTING. Upon completion of this offering, our certificate of incorporation and bylaws will not provide for cumulative voting in the election of directors.

     UNDESIGNATED PREFERRED STOCK. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Turnstone Systems. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Turnstone.

     AMENDMENT OF CHARTER PROVISIONS. The amendment of the above provisions relating to the election and removal of directors and stockholder meetings will require approval by holders of at least 66 2/3% of the outstanding common stock.

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 generally prevents Delaware corporations, including those whose securities are listed for trading on the Nasdaq National Market, from engaging in a business combination with any interested stockholder for three years following the date that such stockholder became an interested stockholder. A business combination includes, among other things, a merger or consolidation involving Turnstone Systems and the interested stockholder and the sale of more than 10% of our assets. Generally, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A. and can be contacted by phone at (781) 575-3400.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

     Upon completion of this offering, assuming no exercise of the underwriters' overallotment option, we will have outstanding 29,353,842 shares of common stock, assuming the issuance of 3,000,000 shares of common stock offered hereby, the exercise for cash of a warrant to acquire 90,000 shares of our capital stock that would otherwise expire upon this offering and no other exercise of outstanding options or warrants after December 31, 1999. Of these shares, the 3,000,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act. However, if shares are purchased by affiliates, as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

     The remaining 26,353,842 shares of common stock held by existing stockholders were issued and sold by Turnstone Systems in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to lock-up agreements described below on the effective date of the offering. Up to 35% of the shares subject to lock-up agreements may be released prior to the expiration of the lock-up agreements on the relevant dates indicated below. Upon expiration of the lock-up agreements 180 days after the date of this prospectus, 22,615,701 shares will be eligible for sale, subject in most cases to the limitations of Rule 144, and 3,738,141 shares held by our employees will remain unavailable for sale until the expiration of repurchase rights held by us. In addition, Silicon Valley Bank could exercise its warrant for 45,000 shares of our capital stock and holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

                                         APPROXIMATE SHARES
                                            THAT BECOME
                                         ELIGIBLE FOR SALE
             RELEVANT DATE                ON RELEVANT DATE                     COMMENT
---------------------------------------  ------------------   ------------------------------------------
On Effective Date......................       3,000,000       Shares sold in the offering

90 Days after Effective Date...........              --       Freely tradable shares saleable under Rule
                                                              144(k) or 701 that are not subject to the
                                                              lock-up.

May 15, 2000...........................       2,596,547       10% of shares subject to lock-up released;
                                                              shares saleable under Rules 144 and 701.
3 days after results for the fiscal
  quarter ended June 30, 2000 are
  released.............................       6,569,134       Additional 25% of shares subject to
                                                              lock-up released; shares saleable under
                                                              Rules 144 and 701.
180 Days after date of prospectus......      13,450,020       Lock-up on remaining shares released;
                                                              shares saleable under Rules 144 and 701.

     As of December 31, 1999, assuming the exercise of the Comdisco warrant for 90,000 shares of our capital stock, there was one other warrant outstanding for the purchase of 45,000 shares of our capital stock at a per share exercise price of $0.50 per share. The warrant held by Comdisco must be exercised prior to the effectiveness of this offering, or it will expire. The other outstanding warrant is not required to be exercised in connection with this offering although the holder could elect to do so. In addition, there were a total of 3,339,212 shares of common stock subject to outstanding options under our 1998 stock plan, all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file a registration statement on Form S-8 under the Securities

Act to register all of the shares of common stock issued or reserved for future issuance under our 1998 stock plan, the 2000 stock plan, and 2000 employee stock purchase plan. On the date 180 days after the date of this prospectus, a total of 445,560 shares of common stock subject to outstanding options will be vested. After the effective dates of the registration statement on Form S-8, shares purchased upon exercise of options granted pursuant to the 1998 stock plan, the 2000 stock plan, and 2000 employee stock purchase plan generally would be available for resale in the public market.

     Our officers, directors and stockholders have agreed not to sell or otherwise dispose of any of their shares for the time periods described above. Goldman Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

     All of the securities we have issued prior to the completion of this offering are restricted securities which cannot be freely sold or transferred. In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 293,539 shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell restricted shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

RULE 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases restricted shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

                                  UNDERWRITING

     Turnstone Systems and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Dain Rauscher Incorporated and BancBoston Robertson Stephens Inc. are the representatives of the underwriters.

                                                              Number of
                        Underwriters                           Shares
                        ------------                          ---------
Goldman, Sachs & Co. .......................................
Dain Rauscher Incorporated..................................
FleetBoston Robertson Stephens Inc. ........................

                                                              --------
          Total.............................................
                                                              ========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 shares from Turnstone Systems to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Turnstone Systems. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                               Paid by Turnstone Systems
                                                              ----------------------------
                                                              No Exercise    Full Exercise
                                                              -----------    -------------
Per Share...................................................    $               $
Total.......................................................    $               $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     Turnstone Systems and its directors, officers and significant stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and except as described in "Shares Eligible for Future Sale". This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     Prior to the offering, there has been no public market for our common stock. The initial public offering price was negotiated among Turnstone Systems and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Turnstone Systems' historical performance, estimates of the business potential and earnings prospects of Turnstone Systems, an assessment of Turnstone Systems' management and the consideration of the above factors in relation to market valuation of companies in related business.

     The common stock will be quoted on the Nasdaq National Market under the symbol "TSTN".

     In connection with the offerings, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

     Turnstone Systems estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,200,000.

     Turnstone Systems has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF COMMON STOCK

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Sullivan & Cromwell, Los Angeles, California. Thomas C. DeFilipps, a member of Wilson Sonsini Goodrich & Rosati, is Secretary of Turnstone Systems. As of the date of this prospectus, WS Investment Company 97B and WS Investment Company 98B, each an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 125,290 shares of preferred stock which will automatically convert into our common stock upon the close of this offering.

                                    EXPERTS

     The financial statements of Turnstone Systems, Inc. as of December 31, 1998 and 1999, and for the period from January 2, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to Turnstone Systems and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. A copy of the registration statement and the exhibits and schedule that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     Upon completion of this offering, Turnstone Systems will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

     We intend to send to our stockholders annual reports containing audited financial statements for each fiscal year and quarterly reports containing unaudited interim financial statements for the first three quarters of each fiscal year.

                            TURNSTONE SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Turnstone Systems, Inc.

     We have audited the accompanying balance sheets of Turnstone Systems, Inc. (the Company), as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from January 2, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turnstone Systems, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from January 2, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP SIGNATURE

Mountain View, California
January 6, 2000

                            TURNSTONE SYSTEMS, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   DECEMBER 31, 1999
                                                             DECEMBER 31,    ------------------------------
                                                                 1998           ACTUAL          PRO FORMA
                                                             ------------    -------------    -------------
                                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................     $1,338          $ 8,063          $ 8,063
  Accounts receivable, net of allowance for doubtful
     accounts and sales returns of $0 and $276 at December
     31, 1998 and 1999, respectively.......................         --            6,439            6,439
  Inventory................................................         --            2,939            2,939
  Prepaid expenses and other current assets................         96              599              599
                                                                ------          -------          -------
          Total current assets.............................      1,434           18,040           18,040
Property and equipment net.................................        508            1,085            1,085
Other assets...............................................         28              132              132
                                                                ------          -------          -------
          Total assets.....................................     $1,970          $19,257          $19,257
                                                                ======          =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current obligations under capital leases.................     $  129          $   229          $   229
  Accounts payable.........................................        182              783              783
  Accrued compensation and benefits........................        129              920              920
  Customer deposits........................................         --            1,328            1,328
  Other current liabilities and accrued expenses...........         34            1,679            1,679
  Deferred revenue.........................................         --            2,132            2,132
                                                                ------          -------          -------
          Total current liabilities........................        474            7,071            7,071
Long-term obligations under capital leases, net of current
  portion..................................................        270              260              260
Other long-term liabilities................................         --               35               35
                                                                ------          -------          -------
          Total liabilities................................        744            7,366            7,366
                                                                ------          -------          -------
Commitments
Stockholders' equity:
  Convertible preferred stock Series A, $0.001 par value,
     12,100 shares authorized; 11,680 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively; aggregate liquidation preference of
     $5,840 (Pro forma -- no shares outstanding)...........         12               12               --
  Convertible preferred stock Series B, $0.001 par value, 0
     and 3,477 shares authorized; 0 and 3,177 shares issued
     and outstanding at December 31, 1998 and 1999,
     respectively; aggregate liquidation preference of
     $6,195 (Pro forma -- no shares outstanding)...........         --                3               --
  Common stock, $0.001 stated value, 40,000 shares
     authorized; 10,162 and 11,407 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively (pro forma -- 26,264 shares
     outstanding);.........................................         10               11               26
  Additional paid-in capital...............................      6,119           26,498           26,498
  Deferred stock compensation..............................       (166)          (9,701)          (9,701)
  Accumulated deficit......................................     (4,749)          (4,932)          (4,932)
                                                                ------          -------          -------
          Total stockholders' equity.......................      1,226           11,891           11,891
                                                                ------          -------          -------
          Total liabilities and stockholders' equity.......     $1,970          $19,257          $19,257
                                                                ======          =======          =======

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Net revenues................................................  $    --    $27,196
Cost of revenues............................................       --     12,359
                                                              -------    -------
Gross profit................................................       --     14,837
Operating expenses:
  Research and development (Exclusive of non-cash
     compensation expense of $9 and $1,639 in 1998 and 1999,
     respectively)..........................................    3,462      5,731
  Sales and marketing (Exclusive of non-cash compensation
     expense of $17 and $846 in 1998 and 1999,
     respectively)..........................................      737      3,912
  General and administrative (Exclusive of non-cash
     compensation expense of $3 and $1,050 in 1998 and 1999,
     respectively)..........................................      713      1,559
  Amortization of deferred stock compensation...............       29      3,535
                                                              -------    -------
          Total operating expenses..........................    4,941     14,737
                                                              -------    -------
Operating income (loss).....................................   (4,941)       100
                                                              -------    -------
Interest income.............................................      205        225
Interest and other expense..................................      (12)       (45)
                                                              -------    -------
          Total interest and other income...................      193        180
                                                              -------    -------
Income (loss) before income tax expense.....................   (4,748)       280
Income tax expense..........................................        1        463
                                                              -------    -------
Net loss....................................................  $(4,749)   $  (183)
                                                              =======    =======
Basic and diluted net loss per share........................  $ (3.97)   $ (0.04)
                                                              =======    =======
Weighted-average shares outstanding used in computing basic
  and diluted net loss per share............................    1,195      4,237
                                                              =======    =======

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                      CONVERTIBLE
                                    PREFERRED STOCK    COMMON STOCK     ADDITIONAL                                      TOTAL
                                    ---------------   ---------------    PAID-IN     DEFERRED STOCK   ACCUMULATED   STOCKHOLDERS'
                                    SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL      COMPENSATION      DEFICIT        EQUITY
                                    ------   ------   ------   ------   ----------   --------------   -----------   -------------
Issuance of restricted common
stock to founders.................      --    $--      8,475    $ 8      $    --        $     --        $    --        $     8
Issuance of Series A preferred
  stock, net of issuance costs....  11,680     12         --     --        5,801              --             --          5,813
Issuance of common stock pursuant
  to stock plans to employees and
  consultants.....................      --     --      1,687      2           83              --             --             85
Issuance of convertible preferred
  stock warrants..................      --     --         --     --           40              --             --             40
Deferred stock compensation.......      --     --         --     --          195            (195)            --             --
Amortization of deferred stock
  compensation....................      --     --         --     --           --              29             --             29
Net loss..........................      --     --         --     --           --              --         (4,749)        (4,749)
                                    ------    ---     ------    ---      -------        --------        -------        -------
Balance at December 31, 1998......  11,680     12     10,162     10        6,119            (166)        (4,749)         1,226
Issuance of Series B preferred
  stock, net of issuance costs....   3,177      3         --     --        6,171              --             --          6,174
Issuance of common stock pursuant
  to stock plans to employees and
  consultants.....................      --     --      1,245      1        1,138              --             --          1,139
Deferred stock compensation.......      --     --         --     --       13,070         (13,070)            --             --
Amortization of deferred stock
  compensation....................      --     --         --     --           --           3,535             --          3,535
Net loss..........................      --     --         --     --           --              --           (183)          (183)
                                    ------    ---     ------    ---      -------        --------        -------        -------
Balance at December 31, 1999......  14,857    $15     11,407    $11      $26,498        $ (9,701)       $(4,932)       $11,891
                                    ======    ===     ======    ===      =======        ========        =======        =======

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1998          1999
                                                              ----------    ----------
OPERATING ACTIVITIES
Net loss....................................................   $ (4,749)     $   (183)
  Adjustments to reconcile net loss to net cash
     provided/(used) in operating activities:
     Depreciation...........................................        108           312
     Amortization of deferred stock compensation............         29         3,535
     Common stock issued for services.......................          2            13
     Provision for doubtful accounts and sales returns......         --           276
     Changes in assets and liabilities:
       Accounts receivable..................................         --        (6,715)
       Inventory............................................         --        (2,939)
       Prepaid expenses and other current assets............        (56)         (503)
       Accounts payable.....................................        182           601
       Accrued compensation and benefits....................        129           791
       Accrued expenses, other current and long-term
        liabilities.........................................         34         1,680
       Deferred revenue.....................................         --         2,132
       Customer Deposits....................................                    1,328
                                                               --------      --------
          Net cash provided/(used) in operating
            activities......................................     (4,321)          328
INVESTING ACTIVITIES
Acquisition of property and equipment.......................       (194)         (611)
Increase in other assets....................................        (28)         (104)
                                                               --------      --------
          Net cash used in investing activities.............       (222)         (715)
FINANCING ACTIVITIES
Net proceeds from issuance of convertible preferred stock...      5,813         6,174
Proceeds from issuance of common stock......................         91         1,126
Principal payments of capital lease obligations.............        (23)         (188)
                                                               --------      --------
          Net cash provided by financing activities.........      5,881         7,112
                                                               --------      --------
Net increase in cash and cash equivalents...................      1,338         6,725
Cash and cash equivalents at beginning of period............         --         1,338
                                                               --------      --------
Cash and cash equivalents at end of period..................   $  1,338      $  8,063
                                                               ========      ========
Supplemental disclosures of cash flow information:
  Cash paid for interest....................................   $     --      $     31
  Noncash investing and financing activities:
       Equipment purchases under capital leases.............   $    422      $    278
       Deferred stock compensation..........................   $    195      $ 13,070
       Convertible preferred stock warrant issuances........   $     40      $     --

                 See accompanying notes to financial statements

                            TURNSTONE SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

1. THE COMPANY

     Turnstone Systems, Inc. (the Company) has been engaged in the development and marketing of the Copper CrossConnect(TM) family of products, which enable the automation and remote management of line installation, qualification and maintenance. The Company commenced the commercial sale of its products in the first quarter of 1999.

     During 1998, the Company was considered to be in the development stage as the Company was engaged primarily in obtaining financing and personnel and in developing its products.

     The Company was incorporated on January 2, 1998. The period from this date to December 31, 1998 is referred to in the accompanying financial statements and notes as "1998" or the "Year ended December 31, 1998".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of 90 days or less when acquired to be cash equivalents. Cash equivalents as of December 31, 1998 and 1999 consist primarily of money market funds.

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires entities to classify investments in debt and equity securities with readily determined fair values as "held-to-maturity," "available-for-sale" or "trading" and establishes accounting and reporting requirements for each classification. The Company has classified its investment securities as available-for-sale. Available-for-sale securities are carried at fair value, which approximates amortized cost for debt securities.

INVENTORIES

     Inventories consist of finished products which a third party manufactures for the Company. Component parts inventory held and owned by a third party manufacturer is not included in the Company's inventory balance, while finished products held by a third party manufacturer are included in the Company's inventory balance once testing is complete and title passes to the Company. Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market. Under the contract with the third-party manufacturer, the Company has liability for inventories of component parts which become excess or obsolete to the manufacturer as a result of certain Company actions, including the effect of product design changes. As of December 31, 1999 the Company had no reserves for excess or obsolete inventory.

LONG-LIVED ASSETS

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets or, if shorter, the lease terms for assets acquired under capital leases. Useful lives and lease terms generally have been three years.

     The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired,

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

REVENUE RECOGNITION

     The Company recognizes revenue from product sales upon shipment, assuming collectibility of the resulting receivable is probable. When the arrangement with the customer includes future obligations or obtaining customer acceptance, revenue is recognized when those obligations have been met or customer acceptance has been received.

     Revenue from services and support provided under the Company's comprehensive maintenance programs is deferred and recognized on a straight line basis over the period of the contract.

     Deferred revenue represents amounts received from customers in respect of the comprehensive maintenance program in advance of services and support to be provided.

     Revenue from transactions involving the Company's software application products is accounted for in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, SOP 98-4, Deferral of Effective Date of SOP 97-2, and SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements. Accordingly, the Company recognizes revenue from licenses of software application products provided that a purchase order has been received, the software and related documentation have been shipped, collection of the resulting receivable is deemed probable, and the fee is fixed or determinable. To date, revenue from such transactions has not been significant.

RESEARCH AND DEVELOPMENT COSTS

     Development costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred until the product has been completed, tested and is ready for commercial manufacturing. To date, hardware development projects have been completed concurrent with the establishment of commercial manufacturing and accordingly no costs have been capitalized. To date, software development projects have been completed concurrent with the establishment of technological feasibility in the form of a working model and, accordingly, no costs have been capitalized.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company uses the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for employee stock-based compensation. Accordingly, compensation cost is recorded on the date of grant to the extent the fair value of the underlying share of common stock exceeds the exercise price for a stock option or the purchase price for a share of common stock. The compensation cost is amortized as a charge against income on an accelerated basis over the vesting terms of stock options in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28. Pursuant to SFAS No. 123, the Company discloses the pro-forma effect of using the fair value method of accounting for employee stock-based compensation arrangements.

     Stock-based awards granted to non-employees are measured using the fair value method in accordance with SFAS No. 123 at the date of grant or the vesting date, if different than the grant date. The associated expense is recognized by the Company over the period the services are performed by the non-employee.

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

COMPREHENSIVE LOSS

     The Company has no significant components of other comprehensive loss, and, accordingly, the comprehensive loss is the same as net loss for the periods presented.

NET LOSS PER SHARE

     Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock excluding shares of restricted stock subject to repurchase summarized below. Dilutive net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential shares of restricted common stock subject to repurchase, common stock from options and warrants using the treasury stock method and from convertible securities using the "as-if converted basis". Potential common shares that could dilute earnings per share in future periods but which have been excluded from the determination of diluted net loss per share because the effect of such shares would have been anti-dilutive are as follows (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
Shares issuable under stock options.........................   1,500     3,339
Shares of restricted stock subject to repurchase
  Founders..................................................   6,155     4,036
  Other employees...........................................   1,664     1,633
Shares issuable pursuant to warrants to purchase convertible
  preferred stock...........................................     135       135
Shares of convertible preferred stock on an
  "as-if-converted" basis...................................  11,680    14,857
                                                              ------    ------
                                                              21,134    24,000
                                                              ======    ======

     The weighted-average exercise price of stock options outstanding was $0.07 and $2.65 for the years ended December 31, 1998 and 1999, respectively. The weighted-average purchase price of shares of common stock subject to the Company's right of repurchase was $0.001 for each period for shares issued to the Company's founders and was $0.05 and $0.63 for the years ended December 31, 1998 and 1999, respectively for shares issued to other employees. The exercise price of warrants to purchase shares of convertible preferred stock is $0.50 for each period. Each share of Series A and Series B convertible preferred stock is convertible into one share of common stock.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The carrying values of the Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and obligations under capital leases, approximate fair values.

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and accounts receivable. The Company's cash and cash equivalents are maintained with three highly accredited financial institutions. To reduce credit risk with respect to accounts receivable, the Company performs ongoing evaluations of the financial condition of its customers. The Company does not require collateral from its customers. As of December 31, 1999, three of the Company's customers accounted for 30%, 24%, and 18% of the accounts receivable balance, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company is required to adopt SFAS No. 133 as amended by SFAS No. 137, in 2001. SFAS No. 133 establishes methods of accounting for derivative financial activities related to those instruments as well as to other activities. To date, the Company has not entered into any derivative financial instruments or hedging activities.

INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA BALANCE SHEET

     In November 1999, the Board of Directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO).

     Pro forma basic and diluted net loss per share data assuming conversion of the shares of Series A and Series B convertible preferred stock into shares of common stock had occurred at the beginning of the period (or date of issuance if later) are as follows (in thousands, except per share data):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Pro forma net loss..........................................  $(4,749)   $  (183)
Pro forma basic and diluted net loss per share..............  $ (0.38)   $ (0.01)
                                                              =======    =======
Shares used in calculation of pro forma basic and diluted
  net loss per share........................................   12,449     18,946
                                                              =======    =======

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Furniture and fixtures......................................  $ 93    $  261
Computer equipment and software.............................   444     1,011
Test equipment..............................................    79       233
                                                              ----    ------
                                                               616     1,505
Less accumulated depreciation and amortization..............   108       420
                                                              ----    ------
                                                              $508    $1,085
                                                              ====    ======

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

     Property and equipment includes assets under capital leases of $447,000 less accumulated depreciation of $93,000 at December 31, 1998 and $725,000 less accumulated depreciation of $229,000 at December 31, 1999.

4. INCOME TAXES

     Income tax expense consists of the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                              1998            1999
                                                          ------------    -------------
Current:
  Federal...............................................      $ --           $  456
  State.................................................         1                7
                                                              ----           ------
     Total current tax expense..........................         1              463
                                                              ----           ------
Deferred:
  Federal...............................................        --               --
  State.................................................        --               --
                                                              ----           ------
     Total deferred tax expense.........................        --               --
                                                              ----           ------
     Total income tax expense...........................      $  1           $  463
                                                              ====           ======

     Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                              1998            1999
                                                          ------------    -------------
Federal tax at statutory rate...........................    $(1,614)         $    95
State taxes, net of federal income tax benefit..........          1                8
Research and development credits........................         --             (157)
Permanent differences -- primarily nondeductible
  compensation..........................................          2            1,266
Temporary differences not benefitted....................        484              379
Net operating losses (utilized) not benefited...........      1,128           (1,128)
                                                            -------          -------
  Total income tax expense..............................    $     1          $   463
                                                            =======          =======

     The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities consist of the following (in thousands):

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                              1998            1999
                                                          ------------    -------------
Deferred tax assets:
  Accruals and reserves.................................    $    24          $   276
  State income taxes....................................         --                4
  Plant and equipment...................................         23               36
  Startup costs.........................................        814              640
  Deferred revenues.....................................         --              222
  Net operating loss and credit carryforwards...........      1,410               17
                                                            -------          -------
     Gross deferred tax assets..........................      2,271            1,195
Valuation allowance.....................................     (2,271)          (1,195)
                                                            -------          -------
     Net deferred tax assets............................    $    --          $    --
                                                            =======          =======

     Management has established a valuation allowance for the portion of deferred tax assets for which realization is uncertain. The change in the valuation allowance for deferred tax assets as of

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

December 31, 1998 and 1999 was an increase of $2,271,000 and a decrease of $1,076,000, respectively.

     As of December 31, 1999, the Company has research and other credit carryforwards for federal income tax purposes of approximately $17,000, available to reduce future income taxes. The federal research credit carryforwards expire in 2019.

     Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. The issuance of Series A convertible preferred stock on January 13, 1998 resulted in such a change. As a result, the annualized loss and credit carryforwards as of January 13, 1998 of approximately $100,000 and $5,600, respectively, are subject to an annual limitation approximating $300,000. The net operating losses incurred from January 14, 1998 to December 31, 1998 are not subject to an annual limitation.

5. BANK LINE OF CREDIT

     On June 1, 1998, the Company entered into a $900,000 line of credit agreement with a bank. Borrowings under the line of credit bear interest at the bank's prime rate and are collateralized by certain assets of the Company other than intellectual property. On December 1, 1999, the line of credit expired and it was not renewed by the Company. There have been no borrowings under this agreement.

     In connection with the line of credit agreement, the Company issued to the bank warrants to purchase 45,000 shares of Series A convertible preferred stock at an exercise price of $0.50 per share. The warrants are exercisable through June 1, 2008. No warrants have been exercised as of December 31, 1999. The fair value of the warrants was determined to be $13,000, calculated using the Black-Scholes option pricing model, using the following assumptions: no dividends; contractual term of five years; risk-free interest rate of 5.5%; and expected volatility of 65%. The fair value of the warrants has been recorded as additional paid-in capital and is being amortized as interest expense over the term of the line of credit agreement.

6. LEASE OBLIGATIONS AND COMMITMENTS

     In July 1998, the Company entered into an leasing agreement with a financing company which allows the Company through October 29, 1999, subsequently extended to April 29, 2000 to draw up to $900,000 for the lease of hardware and $600,000 for the lease of software. The leases are accounted for as capital leases. The lease obligations under this agreement are repayable in 36 equal monthly installments of principal plus interest commencing on the individual lease inception dates and are secured by the leased assets.

     In connection with the equipment leasing agreement, the Company issued to the financing company warrants to purchase 90,000 shares of Series A convertible preferred stock at a price of $0.50 per share. The warrants expire on July 30, 2003 or upon the effectiveness of the Company's initial public offering, if earlier. No warrants have been exercised as of December 31, 1999. The fair value of the warrants was determined to be $27,000, calculated using the Black-Scholes option pricing model, using the following assumptions: no dividends; contractual term of five years; risk-free interest rate of 5.5%; and expected volatility of 65%. The fair value of the warrants has been recorded as additional paid-in capital and is being amortized as interest expense over the term of the lease agreement.

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

     The Company is also obligated under certain noncancelable operating leases for office space, which requires the Company to pay related property taxes and normal maintenance. The leases expire in 2002 and 2003.

     Future minimum payments required under capital and operating leases as of December 31, 1999 are as follows (in thousands):

                        YEAR ENDING                           CAPITAL   OPERATING
                        DECEMBER 31,                          LEASES     LEASES
                        ------------                          -------   ---------
2000........................................................   $255         567
2001........................................................    231         567
2002........................................................     41         320
2003........................................................     --          12
                                                               ----      ------
Total future minimum lease payments.........................    527      $1,466
                                                                         ======
Less imputed interest.......................................     38
                                                               ----
Present value of future minimum lease payments under capital
  leases....................................................    489
Less current portion........................................    229
                                                               ----
Long-term portion...........................................   $260
                                                               ====

     In September 1999, the Company entered into a noncancelable operating sublease of a facility the Company previously occupied. Payments to be received under this sublease are as follows: 2000 -- $193,000; 2001 -- $199,000;
2002 -- $205,000; and 2003 -- $17,000.

7. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

     In 1998, the Company issued 11,680,000 shares of Series A convertible preferred stock at a price of $0.50 per share for cash proceeds of $5,813,000, net of issuance costs of $27,000.

     In 1999, the Company issued 3,176,930 shares of Series B convertible preferred stock at a price of $1.95 per share for cash proceeds of $6,174,000, net of issuance costs of $21,000. Amortization of deferred stock compensation in the year ended December 31, 1999 includes $445,000 of compensation related to the issuance of Series B convertible preferred stock to an Advisory Board member at a price less than deemed fair value and which were fully vested at the date of issuance.

     The rights, preferences, and privileges of the holders of Series A and Series B convertible preferred stock are as follows:

- each share of Series A and Series B preferred stock is convertible into one share of common stock, subject to certain antidilution provisions.

- shares of Series A and Series B preferred stock automatically convert to common stock on the earlier of consummation of an underwritten initial public offering in which the aggregate proceeds are at least $10,000,000 or $1.50 per share offering; or the date specified by written consent or agreement of at least two-thirds of the Series A and Series B stockholders. Holders of Series A and Series B preferred stock are entitled to noncumulative annual dividends of $0.04 per share and $0.16 per share, respectively, if and when declared by the Company's Board of Directors.

- Series A and Series B preferred stock votes equally with the shares of common stock on an "as-if-converted" basis, but also has class voting rights as provided by law and in the Certificate of Incorporation.

- holders of Series A and Series B preferred stock have a liquidation preference of $0.50 per share and $1.95 per share, respectively, plus all declared but unpaid dividends.

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

COMMON STOCK

     In 1998, the Company issued 8,475,500 shares of restricted common stock to the three founding members of the Company at a price of $0.001 per share. The shares are subject to a right of repurchase by the Company, which lapses monthly over four year periods ending in October 2001 and January 2002, or on the occurrence of a change of control event. Upon termination of employment, the Company may repurchase all unvested shares at $0.001 per share. The Company maintains a right of first refusal with respect to restricted common stock.

1998 STOCK PLAN

     The 1998 Stock Plan permits the Company to grant employees, outside directors, and consultants qualified stock options, nonstatutory stock options or stock purchase rights to purchase shares of the Company's common stock. Options generally vest 25% with respect to the number granted upon the first anniversary date of the option grant and the remainder vest in equal monthly installments over the 36 months thereafter. Options are exercisable immediately. Shares issued upon exercise of non-vested stock options are subject to the Company's right to repurchase at the original exercise price. The Company's repurchase right lapses in accordance with the vesting schedule for the stock options. At December 31, 1998 and 1999 1,664 and 1,633 shares, respectively, resulting from the early exercise of options were subject to repurchase at a weighted average exercise price of $0.05 and $0.63 respectively.

     Under the 1998 Stock Plan, the Company issued 22,690 shares of common stock in 1998 and 15,534 shares in 1999 in exchange for consulting services. The aggregate estimated fair value of these shares and the resulting expense was $2,000 for the 1998 issuances and $25,000 for the 1999 issuances.

     In July 1999, the Company approved increases in the number of shares of Common Stock reserved for issuance under the Company's 1998 Stock Plan from 5,324,000 to 7,074,000 shares.

     A summary of the status of the Company's 1998 Stock Plan is as follows (in thousands except for per share data):

                                                                        OUTSTANDING OPTIONS
                                                                ------------------------------------
                                                                             WEIGHTED-    WEIGHTED-
                                                  SHARES                      AVERAGE      AVERAGE
                                               AVAILABLE FOR     NUMBER      EXERCISE     GRANT DATE
                                                   GRANT        OF SHARES      PRICE      FAIR VALUE
                                               -------------    ---------    ---------    ----------
Authorized as of January 2, 1998
  (inception)................................      5,324             --
Granted with exercise price:
  Less than fair value.......................       (520)           520        $0.13        $0.50
  Equal to fair value........................     (2,807)         2,807         0.05
Exercised....................................         --         (1,687)        0.05
Canceled.....................................        140           (140)        0.05
                                                  ------         ------
Balances as of December 31, 1998.............      2,137          1,500         0.07
Authorized...................................      1,750             --           --
Granted with exercise price:
  Less than fair value.......................     (3,084)         3,084         3.20        $7.30
Exercised....................................         --         (1,245)        0.91
                                                  ------         ------
Balance as of December 31, 1999..............        803          3,339        $2.65
                                                  ======         ======
Options exercisable as of December 31,
  1999.......................................                     3,339
                                                                 ======

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

     The following table summarizes information about stock options outstanding as of December 31, 1999:

                                  WEIGHTED-
                                   AVERAGE
                                  REMAINING
  RANGE OF                       CONTRACTUAL
  EXERCISE          NUMBER          LIFE
   PRICES        OUTSTANDING       (YEARS)
-------------   --------------   -----------
                (IN THOUSANDS)
                --------------
$ 0.05 - 0.07         841           8.34
  0.20 - 0.50         443           9.12
  0.95                478           9.32
  1.15 - 1.95         214           9.44
  2.05 - 3.15         360           9.55
  3.65 - 4.15         190           9.65
  5.00                100           9.69
  6.45 - 7.15         395           9.74
  7.65 - 8.90         180           9.83
 10.80                138           9.94
                    -----
                    3,339
                    =====

     The Company uses the intrinsic-value method prescribed by APB No. 25 in accounting for its stock-based compensation arrangements for employees whereby compensation cost is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. Deferred stock compensation of $195,000 in 1998 and $13,070,000 in 1999 has been recorded for the excess of the fair value of the common stock underlying the options at the grant date over the exercise price of the options. These amounts are being amortized on an accelerated basis over the vesting period, generally four years, consistent with the method described in FASB Interpretation No. 28. Amortization of deferred compensation was $29,000 in 1998 and $3,535,000 in 1999. Had compensation cost for the Company's stock-based compensation plan been determined consistent with the fair value approach set forth in SFAS No. 123, the Company's net losses would have been as follows (in thousands, except per share amounts):

                                                           YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                          1998              1999
                                                      ------------    -----------------
Net loss -- as reported.............................    $(4,749)           $ (183)
                                                        =======            ======
Net loss -- pro forma...............................    $(4,750)           $ (653)
                                                        =======            ======
Basic and diluted net loss per share -- as
  reported..........................................    $ (3.97)           $(0.04)
                                                        =======            ======
Basic and diluted net loss per share -- pro forma...    $ (3.97)           $(0.15)
                                                        =======            ======

     The fair value of options granted are estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield; risk-free interest rates of 5.12% and 5.38% in 1998 and 1999, respectively, and an expected life of four years.

2000 EMPLOYEE STOCK PURCHASE PLAN

     The Company's Board of Directors adopted the 2000 Employee Stock Purchase Plan in November 1999. It will become effective upon the effectiveness of this offering. The 2000 Employee Stock Purchase Plan provides employees the opportunity to purchase common stock, subject to certain restrictions, through payroll deductions. A total of 500,000 shares of common stock have currently been reserved for issuance, with an annual increase for subsequent years, none of which

                            TURNSTONE SYSTEMS, INC.

                           DECEMBER 31, 1998 AND 1999

have been issued prior to this offering. The purchase price per share will be 85% of the fair market value of the common stock on the first day of the applicable purchase period or the last day of the applicable purchase period, whichever is lower.

2000 STOCK PLAN

     The Board of Directors adopted the 2000 Stock Plan in November 1999. It will become effective upon the effectiveness of this offering. The 2000 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, and stock purchase rights to employees, directors and consultants. The plan also provides for nondiscretionary grants of nonstatutory options to outside directors. A total of 5,000,000 shares of common stock have been reserved for issuance under the 2000 Stock Plan with an annual increase in the share reserve added on the first day of each year, beginning in 2001. Any options available for grant under the 1998 Stock Plan at the date the 2000 Stock Plan becomes effective will be transferred to the 2000 Stock Plan.

8. SEGMENT INFORMATION

     SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," establishes standards for the manner in which public companies report information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements. The method of determining what information to report is based on the way that management organizes the operating segments within the enterprise for making operating decisions and assessing financial performance.

     The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). From inception of the Company through December 31, 1999, the Company has consisted of one product line. The CEO reviews financial information on an entity level basis for purposes of making operating decisions and assessing financial performance. The entity level financial information is the same as the information presented in the accompanying statements of operations. Accordingly, the Company has determined that it is engaged in a single operating segment.

     All of the Company's revenues have been derived from customers located in the United States and all of the Company's assets are located in the United States.

     For the year ended December 31, 1999, 41%, 19%, 15% and 11% of the Company's revenues were attributable to four different customers.

                      APPENDIX -- DESCRIPTION OF GRAPHICS

                        Caption and Graphic Description




                              [INSIDE FRONT COVER]


Caption:  The Turnstone Local Loop Management Solution.

Graphic: Illustration of an installation of Turnstone's Copper CrossConnect CX100. The illustration depicts the CX100 installed within a central office of an incumbent local exchange carrier in space leased by a competitive local exchange carrier. The CX100 is installed between the copper telephone lines leading to DSL subscribers and two DSL access multiplexers. The illustration also depicts the remote management and operation of the CX100 using Turnstone's CrossWorks software.



                                   [Page 30]

[Graphic: Diagram depicting deployment of DSL equipment by one or more competitive local exchange carriers without the CX100. The diagram shows copper telephone lines running from DSL subscribers to the central office of an incumbent local exchange carrier. Physical connection points that must be completed in order for DSL service to function are labeled in the diagram.

Caption:  Manual DSL Line Installation and Maintenance]




                                   [Page 34]

[Graphic: Diagram depicting deployment of the CX100 in conjunction with DSL equipment from one or more competitive local exchange carriers. The diagram shows copper telephone lines running from DSL subscribers to the central office of an incumbent local exchange carrier. A picture of the network operations center of a competitive local exchange carrier with a line to the CX100 depicts the operation of the CX100 from a remote facility by a competitive local exchange carrier.

Caption:  Deployment of the CX100]




                                   [Page 35]

[Graphic: Diagram depicting the interaction of CrossWorks software with CX100s, user interfaces and other computer systems. The diagram shows a server running CrossWorks installed at a network operations center exchanging data with multiple CX100s in different central offices as well as with a competitive local exchange carrier's operational support system. The diagram depicts a service worker accessing CrossWorks via a voice response systems as well as the graphical computer screens that can be accessed by network operators.

Caption:  CrossWorks Architecture]




                               [INSIDE BACK COVER]

                          Turnstone Systems, Inc. Logo

                               TURNSTONE SYSTEMS

                                   [ART WORK]

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
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                               TABLE OF CONTENTS

                                       Page
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
Prospectus Summary...................     1
Risk Factors.........................     4
Note Regarding Forward-Looking
  Statements.........................    15
Use of Proceeds......................    15
Dividend Policy......................    15
Capitalization.......................    16
Dilution.............................    17
Selected Financial Data..............    18
Management's Discussion And Analysis
  of Financial Condition And Results
  of Operations......................    19
Business.............................    28
Management...........................    41
Certain Transactions.................    51
Principal Stockholders...............    53
Description of Capital Stock.........    55
Shares Eligible For Future Sale......    59
Underwriting.........................    61
Validity of Common Stock.............    63
Experts..............................    63
Where You May Find Additional
  Information........................    63
Index To Financial Statements........   F-1

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  Through and including             , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
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                                3,000,000 Shares
                            TURNSTONE SYSTEMS, INC.
                                  Common Stock
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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.

                             DAIN RAUSCHER WESSELS

                               ROBERTSON STEPHENS

                      Representatives of the Underwriters
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